
11006278

ROBERT HALF INTERNATIONAL

A Global Leader in Professional Services Since 1948

2010 Annual Report


RHI

About Robert Half International

Robert Half International pioneered the concept of professional staffing services more than 60 years ago. The company is traded on the New York Stock Exchange (symbol: RHI) and is a member of the S&P 500 index.

Professional Staffing Services

Robert Half was the first staffing firm to specialize in the placement of accounting, finance and information technology professionals. Our specialized staffing divisions include Accountemps®, Robert Half® Finance & Accounting and Robert Half® Management Resources, for temporary, full-time and senior-level project professionals, respectively, in the fields of accounting and finance; OfficeTeam®, for highly skilled temporary administrative support personnel; Robert Half® Technology, for information technology professionals; Robert Half® Legal, for legal personnel; and The Creative Group®, for interactive, design, marketing and advertising professionals.

Risk & Business Consulting. Internal Audit.

Robert Half International is the parent company of Protiviti®, a global consulting firm composed of experts specializing in risk, advisory and transaction services. Protiviti helps solve problems in finance, technology, operations, governance, risk and internal audit. Our highly trained, results-oriented professionals provide a unique perspective on a wide range of critical business issues for organizations in the Americas, Asia-Pacific, Europe and the Middle East.

Selected Financial Data

(in millions, except per share amounts)

Years ended December 31,	2010	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
Income Statement Data:											
Net service revenues	$ 3,175.1	$ 3,036.5	$ 4,600.6	$ 4,645.7	$ 4,013.5	$ 3,338.4	$ 2,675.7	$ 1,975.0	$ 1,905.0	$ 2,452.9	$ 2,699.3
Net income	$ 66.1	$ 37.3	$ 250.2	$ 296.2	$ 283.2	$ 237.9	$ 140.6	$ 6.4	$ 2.2	$ 121.1	$ 186.1
Net income available to common stockholders	$ 63.7	$ 35.1	$ 242.7	$ 288.8	$ 276.8	$ 233.8	$ 138.5	$ 6.3	$ 2.1	$ 118.7	$ 181.0
Diluted net income per share	$ .44	$ .24	$ 1.59	$ 1.78	$ 1.62	$ 1.35	$ .79	$ .04	$ .01	$ .67	$ 1.00
Diluted shares	144.0	146.6	152.5	162.6	170.6	173.7	175.6	171.6	175.5	177.8	181.0
Cash dividends declared per share	$ .52	$ .48	$ .44	$ .40	$ .32	$ .28	$ .18	$ —	$ —	$ —	$ —
Cash Flow Data:											
Net cash flows provided by operating activities	$ 175.9	$ 240.2	$ 447.1	$ 411.2	$ 376.2	$ 327.5	$ 161.8	$ 112.8	$ 161.2	$ 275.8	$ 267.1
Capital expenditures	$ 35.1	$ 41.2	$ 73.4	$ 83.8	$ 80.4	$ 61.8	$ 32.9	$ 36.8	$ 47.4	$ 84.7	$ 74.0
Balance Sheet Data at Year-End:											
Total assets	$ 1,274.0	$ 1,283.5	$ 1,411.9	$ 1,450.3	$ 1,459.0	$ 1,318.7	$ 1,198.7	$ 985.6	$ 938.0	$ 994.2	$ 971.0
Debt financing	$ 1.8	$ 1.9	$ 2.0	$ 4.1	$ 4.2	$ 3.1	$ 2.3	$ 2.4	$ 2.5	$ 2.7	$ 3.8
Stockholders' equity	$ 834.4	$ 899.8	$ 983.9	$ 984.0	$ 1,042.7	$ 970.9	$ 911.9	$ 788.7	$ 745.0	$ 805.7	$ 718.5

Revenues

(in millions)



$5,000
$4,000
$3,000
$2,000
$1,000
$0
00 01 02 03 04 05 06 07 08 09 10

Net Cash Flows Provided by Operating Activities

(in millions)



$500
$400
$300
$200
$100
$0
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To Our Stockholders



Harold M. Messmer, Jr.
Chairman and
Chief Executive Officer



M. Keith Waddell
Vice Chairman, President and
Chief Financial Officer

Robert Half International's financial results rebounded in 2010 as the global economy finally began to improve. The Great Recession, as it has come to be known, officially ended in June 2009 and by nearly all measurements was the most severe economic setback we have seen in the post-World War II years. Our experienced corporate staff and dedicated field organization performed exceptionally well during this challenging period, and we believe we are now well-positioned to participate in any unfolding recovery and expansion.

Last year's revenues totaled $3.2 billion, up 5 percent from those reported in 2009. Net income of $66.1 million was 77 percent higher than the year-ago amount. Diluted income per share of $0.44 compared with $0.24 in 2009, an 85 percent gain. Our financial position remains solid. We generated $137 million of free cash flow in 2010 and ended the year with $315 million in cash and cash equivalents and virtually no debt.

Preliminary data show that U.S. real gross domestic product grew 2.8 percent in 2010. That compares with a restated year-earlier decline of 2.6 percent. Still, the economy gained strength unevenly through the year. For example, growth rates at the beginning and end of 2010 exceeded those in the spring and summer months. Midyear fears that the European sovereign-debt crisis would retrigger a global recession proved to be unfounded. Positive economic momentum was restored late in the year.

Labor markets improved only modestly during 2010. By historical standards, the number of unemployed remained high throughout the year, and the jobless rate has just begun to inch down in recent months. The U.S. economy added more than 1.1 million private-sector jobs in 2010. That was the most since 2006, but it was just a fraction of the employment lost during the recession and its aftermath.

Demand for our services showed a clear strengthening trend in 2010. Year-over-year quarterly percentage changes in companywide revenues for the first through fourth quarters were: -10 percent, 3 percent, 13 percent and 15 percent, respectively. Looking back, we can identify the second quarter as a key inflection point. It was during that period that all of our businesses — temporary staffing, permanent placement and Protiviti — began to show positive year-over-year revenue gains. The trend was confirmed with the acceleration of revenue growth in the third and fourth quarters of 2010. We are encouraged that, thus far, the current rebound in our financial results is among the fastest post-downturn recoveries our business has produced in its 63-year history.

With the help of every Robert Half International employee, particularly our experienced field and corporate services leaders, we persevered through the recent period of economic adversity. We did so while positioning the business to grow. One important investment we made was adding staff in select branch locations to accommodate both current and anticipated client demand. This is a strategy that served us well following the preceding downturn. During the early months of recovery back in 2003, we disproportionately grew our headcount, which positioned us to be able to do more business as conditions improved. We hope to benefit similarly in the current environment.

Financial Condition

Robert Half International's financial position remains solid, in large part because of the company's proven ability to generate cash throughout all phases of a business cycle. Last year, we produced $176 million in cash from operating activities, bringing the cumulative five-year total to $1.7 billion. Capital expenditures in 2010 were $35 million, equivalent to 1.1 percent of revenues. This is well below the 10-year average of 2.0 percent of revenues. A significant portion of capital outlays went toward relocating our Northern California corporate services location to a new facility in San Ramon, Calif., a move which, after a transition period, should reduce our rental expense significantly. The move also enabled us to consolidate multiple office buildings into a single location, affording us greater efficiency, improved collaboration and room for expansion.

We anticipate current-year capital spending to increase to a range of $50 million to $55 million. A portion of those outlays will come from rolling over amounts that were budgeted, but unspent, in 2010. We also will be investing in enhancements to our information technology (IT) infrastructure worldwide.

Last year's free cash flow was $137 million, and the five-year cumulative total was $1.3 billion. We have a long history of returning cash to stockholders. We have accomplished that over the years by board-approved share repurchase authorizations since 1997 and by paying cash dividends starting in 2004. Some $96 million of last year's cash was used to make open market purchases of approximately 3.7 million shares of our common stock. Authorizations covering the purchase of an additional 11.4 million shares are in place; we expect to continue to repurchase shares depending on market conditions.

Our board declared a $0.13 per share cash dividend in last year's first quarter. The $0.52 per share annual distribution totaled $77 million. The board recently lifted the quarterly payout to $0.14 per share. The quarterly dividend has been increased yearly since the initial payment in 2004 and has increased at an average annual rate of 13 percent over that seven-year period.

Robert Half International is a service business and, therefore, it is not capital intensive. It requires few fixed assets and no inventory. Accounts receivable, however, is an important asset to which we pay close attention. That balance totaled $423 million at year-end, or about one-third of our total assets. Despite the difficult economy over the past few years, we've seen no change in our ability to make timely collection of receivables. Our allowance for uncollectable accounts and other adjustments to receivables proved to be more than adequate throughout the financial crisis, the recession that followed and in last year's incipient recovery.

Our year-end cash and cash equivalents balance of $315 million provides us with stability and financial flexibility. Besides the comfort it gives us during stressful economic times, our liquidity allows us to capitalize on growth opportunities as they arise. We continue to concentrate on expanding the business organically; we made no material acquisitions in 2010. The focus on internal growth relies on our strong belief that the global markets for specialized staffing services are underpenetrated. Consistent with that belief, we proactively launched growth initiatives last year. These included significant investments in Robert Half Technology, our information technology staffing unit. This division addresses a large and growing sector of staffing services. We believe that our solid reputation and strong relationships with clients' finance and accounting departments provide us with a good foothold, and we see a clear opportunity to strengthen our position in IT staffing. We also added to headcount in selected Accountemps and OfficeTeam offices, generally satellite locations, where attrition during the recession left us understaffed.

Divisional Highlights

The Robert Half International name has become synonymous with personnel recruitment in the accounting and finance specialties since the company's founding in 1948. Our three accounting and finance staffing divisions remain the backbone of the company; they produce more than 50 percent of our annual revenues. In recent decades, we have expanded the business by internally developing other professional staffing divisions, by entering overseas markets and by launching Protiviti.

Accountemps is our largest division, with 2010 revenues of $1.2 billion, or 38 percent of the companywide total. Its full-year revenues were essentially unchanged from the prior year, but the final two quarters showed accelerating growth. Accountemps enjoyed good revenue momentum as we entered 2011.

Robert Half Management Resources focuses on higher-level accounting and finance projects, often of longer duration. Its 2010 revenues were $387 million, or 12 percent of the companywide total, and were essentially unchanged from the prior year. As with Accountemps, this division showed a much stronger second-half revenue gain. Robert Half Management Resources also has evolved to play an important role in providing staffing support to Protiviti on appropriate engagements.

Robert Half Finance & Accounting, our original business, provides specialized permanent placement services. It produced $221 million in revenues last year and accounted for 7 percent of the companywide total. This unit's revenues increased 22 percent from the prior year. That was an atypically strong performance at this stage of the economic cycle, which we attribute to the severity of personnel reductions during the recession. Employers simply cut too deeply and found it necessary to begin restoring staffing to levels needed to meet awakening business demand. The extent of the layoffs meant the ranks of the unemployed included highly skilled employees rarely available in the labor market. We actively made our clients aware of the situation, and many seized the opportunity to hire this great talent.

OfficeTeam is our administrative staffing unit. Its $630 million of revenues last year grew 13 percent from the prior year and represented 20 percent of the companywide total. This division began showing strong results as early as the second quarter of 2010. That pattern is consistent with past experience, whereby administrative staffing demand recovers before finance and accounting segments following a recession.

Robert Half Technology, our information technology staffing business, had revenues of $336 million, equivalent to 11 percent of the companywide total and 9 percent ahead of the prior year. Demand for IT staffing has bounced back nicely as clients have begun to spend on projects deferred or curtailed during the recession. Looking beyond the near term, we have identified this unit as an important future growth vehicle. It is clear that over the past decade or so, Internet and website activities have become critical to the operations of our mainstay small- to midmarket clients. For many of these customers, it is uneconomical to hire full-time IT staff, and relying on temporary staffing support is a better option. We have begun to increase our investment in Robert Half Technology with the aim of achieving a leadership position in this growing business sector.

International staffing revenues of $805 million increased 6 percent from the prior year and were 29 percent of total staffing revenues. Translating stronger foreign currencies into U.S. dollars had the effect of reducing the reported yearly growth to 4 percent. Trends in our non-U.S. staffing businesses generally tracked those of their domestic counterparts, with quarterly growth increasing as the year unfolded. By geography, our Asia-Pacific operations were strong, particularly those in Australia, where demand from industries related to natural resources was healthy. Permanent placement activities in non-U.S. markets, especially in Europe, have grown to become a bigger percentage of staffing revenues than is the case in the United States. Last year, non-U.S. permanent placement growth matched the domestic increase. Non-U.S. markets now produce almost half of companywide permanent placement revenues, nearly twice the percentage recorded just five years ago.

Protiviti

Protiviti is our risk and business consulting and internal auditing unit that was established in 2002. Its 2010 total revenues of $386 million were 12 percent of the companywide total and were essentially unchanged from the prior year. Revenues in the United States were 72 percent of Protiviti's total and grew 3 percent. International activities produced the other 28 percent of revenues and slipped 5 percent from 2009. Protiviti significantly reduced its operating losses from the prior year and reported profits in the last two quarters of 2010.

Protiviti's global revenue trend has shown itself to be similar to our staffing operations in its sensitivity to swings in the economy. However, profitability in recent periods has proved to be more exposed to the effects of the economic slowdown. In 2010, we kept Protiviti's highly skilled workforce largely intact, even in the face of uneven post-recession demand and aggressive competitive pricing. We did this knowing that we would need key personnel in place to help us participate fully in a stronger-demand environment.

Protiviti has evolved considerably since its launch nearly nine years ago, particularly its business mix. While Sarbanes-Oxley Act (SOX) compliance work drove this division's annual revenues in its early years, revenues from SOX work fell to less than 20 percent of last year's total. As SOX activity has ebbed, Protiviti has grown its consulting business through its experts specializing in risk, advisory and transaction services.

More recently, the global financial crisis has triggered a new round of financial regulatory oversight. In the United States, the Dodd-Frank Wall Street Reform and Consumer Protection Act became law in July 2010. It has been described as the most sweeping change to financial regulation in the United States since the Great Depression. Similar reform measures have been introduced around the world, and Protiviti's financial services industry practice is well-positioned to assist clients in complying with these rules and regulations. In addition, Protiviti's information technology practice has successfully expanded its consulting services in IT security and privacy, IT application controls, and IT infrastructure management.



Another important shift has been Protiviti's increased use of variable-cost project workers to support internal Protiviti staff on engagements. Robert Half International is uniquely able to supply Protiviti with a deep reservoir of project and consultant talent through its staffing units. Access to this flexible talent pool has emerged as a competitive differentiator for the business.

Our People

Our employees are critically important to our success. We believe we have among the most experienced teams in our industry. We work hard to hire and retain our best people so they can continue to provide outstanding service year after year. Our staffing and recruiting professionals focus on finding candidates with the best skills and work-culture fit for our clients. We know that clients want choices when they engage a staffing firm. We are able to offer customers a wide selection of talent to meet their needs.

New ways of recruiting candidates and applying for jobs online continue to emerge. These include specialized job boards, as well as networking and social media sites. We use these platforms to expand our own business networks, and our clients have benefited. We also invest heavily in online and job-board advertising, and we have a very visible presence on LinkedIn, Facebook and Twitter to extend our reach. But we believe it is the personalized service Robert Half offers that provides us with a key competitive advantage. Our professionals recognize the importance of the one-on-one attention they devote to their clients and job candidates, including our ability to provide exactly the right match for open jobs. We believe this attention to detail is what differentiates our service offerings.

Looking Ahead

Robert Half International accomplished much in the first decade of the new millennium. We opened 43 new offices; we expanded our geographic footprint by entering 14 new countries, bringing the total to 23; and we launched Protiviti, our business and risk consulting and internal audit subsidiary.

The near-term business backdrop for our services is positive, in our view, particularly if the recovery that was under way last year develops into a sustained expansion. Historically, our industry has performed well following each of the 11 recovery periods that have followed recessions in the post-World War II years. The severity of the recent downturn afforded many employers with a new appreciation for the value of businesses like ours. Staffing firms demonstrated that they could infuse flexibility into an employer's labor cost structure by introducing temporary and project professionals. It may turn out that wider adoption by employers of flexible staffing models, including the use of project professionals at higher skill levels, could be a legacy of the recession.



Robert Half International is well-positioned to participate in any industrywide recovery. Despite the fiscal pressures that accompanied the downturn, we consciously opted to keep our domestic and international office networks largely intact. We also retained our best people and, recently, have increased headcount selectively. We continued to support our leading brand names through marketing activities, and ongoing investment in technology to increase the productivity of our field operations was uninterrupted. In brief, we have the resources in place to satisfy any growing demand.

Longer term, we continue to believe that we have underpenetrated our mainstay staffing market — providing small to midsize companies with specialized professional personnel. We interact with a small fraction of the hundreds of thousands of middle market customers that represent our primary target market in the United States and, especially, internationally. In addition, there is an important demographic story here. We are now entering a period when we will see a growing number of baby boomer retirements globally, which could create talent shortages. Finding talent for our clients is what we do best.

We look for Robert Half Technology to also be a contributor to our short- and long-term growth. The market opportunity that this business provides is measured in tens of billions of industrywide revenue dollars annually. It is no longer just the largest companies that have a strong need for IT support and IT development professionals. Over the past several years, our mid-market clients have built up their IT infrastructures and web presence. Many of these businesses routinely have a need for skilled talent to help them maximize the value of their IT investments. Clients often seek assistance in areas such as web analytics to determine who visits their websites, to evaluate traffic patterns and to gather competitive intelligence. Likewise, many are keenly interested in how web developers and social media specialists can help them gain market share. IT staffing is currently the hottest segment of the staffing market, and we have invested heavily to participate more fully in its growth.

It seems likely that interest by U.S. and international regulators in financial reform will continue in the short and long term. This trend should provide potential revenue sources for our accounting and finance staffing divisions, and for Protiviti. We are uniquely able to combine the work of Protiviti's consultants and our specialized staffing divisions in a blended effort to capture new business.

No part of our 2010 results or our vision for the future would be possible without the contributions and commitment of our employees. Our field and corporate management teams are pivotal to the success of Robert Half International year after year. We greatly appreciate their talent and leadership.

We would also like to thank the members of our board of directors for their guidance and you, our stockholders, for your ongoing support.

Respectfully submitted,



Harold M. Messmer, Jr.
Chairman and
Chief Executive Officer
March 3, 2011



M. Keith Waddell
Vice Chairman, President and
Chief Financial Officer
March 3, 2011

Helping Businesses Grow

Even when the economy is at its most challenging, the businesses we serve are able to count on at least one thing: Robert Half International's commitment to their success. We work with organizations of all sizes and in virtually every industry.

Through our specialized staffing divisions, we help companies maintain flexible staffing arrangements, thereby reducing costs without sacrificing their ability to quickly pursue opportunities for growth.

Through Protiviti, our risk consulting and internal audit subsidiary, we have assisted companies around the globe in identifying and managing business risks as well as understanding the effects of the changing regulatory and business landscape on their operations.



A Tradition of Service Excellence

Robert Half International has been in business since 1948, and few firms can match our experience and reputation for excellence. In 2010, we were once again named to the World's Most Admired Companies list by FORTUNE® magazine (March 22, 2010), ranking number one in the temporary help industry.

From the beginning, we have focused exclusively on helping companies locate professional talent, initially within the accounting and finance fields, and, later, in a wide range of disciplines. In many respects, we pioneered the concept of specialized staffing.

Over six decades, we've also become a valued source for insight into emerging workplace and employment trends. Beginning in 1950, with the publication of our first annual *Salary Guide*, we have been providing hiring managers and business leaders with the knowledge they need to staff strategically and manage their teams effectively. We regularly survey workers and executives to assess the current workplace climate and identify new developments. In 2010, we introduced the Robert Half Small Business Resource Center to address the unique challenges small firms face.

Protiviti has earned a reputation as a proven source of expertise and guidance in business consulting and internal audit.

The Right Skills and Experience at the Right Time

Robert Half International offers clients world-class consulting and specialized staffing services, under one roof, at an attractive price. Our blended staffing and consulting solution is a convenient option for businesses seeking a single service provider for their variable project needs. This arrangement can result in lower costs and a faster, more efficient engagement.

We serve our clients in areas such as business process and technology, financial controls and regulatory compliance, e-discovery, and internal audit, among others.

The businesses we work with also appreciate that they can turn to us at virtually any time and from locations around the world. Robert Half International has more than 400 staffing and consulting locations in 23 countries. Protiviti's Alliance and Member Firm Program enables us to further extend our presence.



To find an office near you, please visit rhi.com.

Specialists Who Place Specialists

Robert Half is the premier source for skilled and experienced professionals with expertise in a variety of fields. We give our clients access to people they might not otherwise find on their own. Many of the professionals in our network are not actively seeking employment yet remain open to promising job opportunities that we bring their way.

Robert Half has alliances with dozens of top professional associations and software manufacturers worldwide, including the American Institute of Certified Public Accountants, The Institute of Internal Auditors and Microsoft. Through these relationships, we have access to candidates other staffing firms and corporate recruiters do not. All told, our database includes more than 7 million of the most in-demand job seekers. We have one of the largest networks of highly skilled talent in the staffing industry.

Speed is typically of the essence during the hiring process. We use the staffing industry's most advanced technology to quickly search our candidate database and identify job seekers who meet our clients' exact needs.

Our value is in the match. We consistently help companies locate even the most-hard-to-find professionals.

We have a library of more than 2,000 skills evaluations to measure our candidates' proficiency in various software and business applications. Many of the assessments simulate actual job duties, allowing for more effective evaluations. We continually add evaluations as new technologies emerge. The benefit to our clients is a shorter learning curve once our job candidates begin their assignments.

Our staffing experts personally interview each person we present to a hiring manager. In doing so, our team is able to evaluate the candidate's interpersonal skills and business acumen and better assess the type of work environment in which he or she will thrive. We also check selected references for every candidate we place and coordinate background checks if the assignment calls for it.

We view ourselves as specialists who place specialists. We understand our clients' unique needs. Most members of our team have prior experience in the fields they serve, and many possess industry designations such as certified public accountant. So it's not unusual for a staffing manager who places accountants to have once balanced the books him- or herself.

We also guarantee every placement we make to ensure our clients' complete satisfaction.

As a result, we've earned our clients' confidence. In fact, nine out of 10 customers would recommend Robert Half to their colleagues.

Putting People to Work

People are at the heart of our business. Above all, Robert Half helps professionals find employment, providing them with a fundamental source of financial security and personal dignity.

In 2010, we found employment for tens of thousands of professionals worldwide, at a time when jobs were harder to come by.



Rewarding Job Opportunities

In-demand job candidates register with us because we offer access to rewarding career opportunities.

Our staffing and recruiting professionals have built lasting relationships with companies in the communities we serve through their involvement in local business, community and professional organizations. Because we talk to thousands of hiring managers every day, we often hear of job opportunities first and frequently have exclusive access to these openings.

Our large branch network means we can offer job candidates employment opportunities in other cities, states and countries.

We also pride ourselves on our personalized service. Our understanding of our candidates' unique professional goals and preferences helps us identify the most satisfying employment opportunities for them.

Career-Long Training and Support

Ten thousand and counting: That's the number of complimentary online courses, books and skills assessments we offer our registered job candidates.

We also provide access to exclusive and discounted training programs through our alliance partnerships.

We offer customized career advice to job seekers at every stage of their professional lives. We regularly publish articles and advice booklets about the job search process and career management based on exclusive research we commission. We make these resources available free to job seekers.

Professionals also can access our insight and advice through popular social media channels, including Facebook, Twitter and LinkedIn. All of our social media resources can be accessed at roberthalf.com/followus.

Robert Half frequently hosts professional development events where attendees can receive career advice and learn of workplace developments. Many of these events qualify participants for free Continuing Professional Education or Continuing Legal Education credits, which are necessary to keep their industry certifications current.

Options to Meet Every Need

Our staffing divisions place individuals in rewarding temporary, full-time and temporary-to-full-time positions based on their needs.

We also provide the means to conduct a confidential job search. This is an important consideration for those who wish to explore promising employment opportunities without jeopardizing their current positions by posting their resume online or responding to blind advertisements.





Leading by Example

Robert Half invests in the future workplace through our Leading by Example program. Focused on education and workforce development, our philanthropic efforts impact the men, women and children who are entering — or will be joining — the workforce.

Through our annual suit drive with Dress for Success and similar organizations, we collected more than 19,000 items of interview-appropriate clothing in 2010. Over 170,000 suits, separates and accessories have been distributed to job seekers since the program's pilot in 2002.

We continue to support Dress for Success through e-learning scholarships, as well as sponsorship of its annual Success Summit, a two-day conference celebrating the women who have emerged as leaders with the support of their local Dress for Success affiliate. Robert Half was honored at the organization's worldwide gala in 2010 for our sustained partnership. We also continue to work with Upwardly Global to provide advice, access to e-learning programs and mock interviews to their clients.

This year marked the five-year anniversary of the Protiviti CommUnity Scholarship Program, an employee-supported initiative in Chicago through which college scholarships are provided to eight local students. In Boston, Robert Half was inducted into the Junior Achievement Business Hall of Fame, which recognizes companies that have demonstrated outstanding business leadership skills and shared them with the local community.

In 2010, we continued to co-sponsor the SIFE Success Skills student competition at SIFE's National Expo and provided judges for their regional, national and global competitions.

Recognizing that children learn as much outside of the classroom as they do in school, we have continued our 13-year relationship with Boys & Girls Clubs of America. In addition to supporting their national conference, we further expanded our national holiday toy drive program, collecting more than 16,000 toys for local Clubs and other youth-serving agencies.

Globally, Robert Half International employees continued their long-term support of SOS Children's Villages at a local level across Europe. SOS Children's Villages is an independent, nongovernmental child welfare organization that provides a loving home for orphaned and vulnerable children, preventive support for families at risk, as well as educational and medical facilities

Our employees also support The Starlight Children's Foundation in Australia, which delivers innovative programs to lift the spirits of children with serious or chronic illnesses or disabilities. This year, our colleagues in the United Kingdom raised funds and awareness for the Motor Neurone Disease Association.



Our Suite of Professional Services

Robert Half International offers our clients a comprehensive range of professional staffing and consulting services. Our seven specialized staffing divisions serve businesses in a broad range of fields, helping them locate the skilled professionals they need, when they need them. Protiviti provides consulting and internal audit services, thereby assisting clients in seizing new opportunities for growth and profitability while helping them manage their risks.

Accountemps

Maintaining an effective, responsive accounting team is vital to a company's success in any business environment. Finance executives cannot afford to jeopardize the accuracy of financial reporting or risk delays to critical initiatives because they lack adequate personnel resources.

Because accounting workloads can be variable, flexible staffing models are often a cost-effective business solution. A finance team made up of core full-time employees augmented by interim professionals from Accountemps can provide the right staffing mix to handle fluctuating workloads and shifting priorities.

Accountemps is the world's first and largest staffing service specializing exclusively in temporary accounting, finance and bookkeeping positions. We help businesses fill skills gaps by providing professionals such as staff and senior accountants, financial analysts, credit managers, tax accountants, collections specialists, payroll professionals, cost accountants, and bookkeepers.

Because skilled accounting and finance professionals can be difficult to find in any economic climate, we also offer our Salaried Professional Service in select markets. We hire in-demand professionals on a full-time basis and pair them with clients who need help with long-term or recurring projects. Businesses depend on these experienced professionals for needs such as month-end closings, quarterly financial reporting, annual audits and special initiatives.

Accountemps' reputation attracts highly skilled professionals who can become productive members of client teams quickly. In fact, many employers offer these professionals full-time positions after evaluating their work on the job. Our expert staffing managers, many of whom have backgrounds in accounting and finance, take care to match each client's business needs with the right candidates.

To help companies address all types of financial staffing challenges, we work closely with our sister divisions, Robert Half Finance & Accounting and Robert Half Management Resources, which place accounting and finance professionals on a full-time and senior-level basis, respectively.




Robert Half
Finance & Accounting

Six decades ago, the business landscape looked a little different. Actually, very different. But the idea that led to the formation of Robert Half Finance & Accounting in 1948 still drives us today: Specializing exclusively in financial recruiting lets us offer clients the best professionals for their needs. After 63 years, Robert Half remains the first name many employers think of when they need financial recruitment services.

Robert Half Finance & Accounting is not just a hiring resource. We believe there is no substitute for the personal touch in recruiting, and we work closely with our clients to help them build more productive accounting and finance teams.

Any number of technology tools can identify job candidates, but they won't tell you about the person behind the profile. We take time to understand the unique hiring needs and workplace cultures of our clients and then select candidates with skills, communication styles and career goals that best align with those organizations.

We collaborate with employers on the hiring process, from recruitment through negotiating compensation, facilitating offer acceptance and selecting a start date. And we help clients handle any hurdles along the way, such as addressing a potential hire's counteroffer.

Working with us provides companies with access to a hidden pool of financial talent. Our recruiters are former accounting and finance professionals who use a mix of online tools and well-developed interpersonal networks to source candidates, including professionals who may not be actively looking for a new opportunity. We identify, recruit and evaluate candidates — clients only have to decide who is right for the job.

Through our Company-In program, employers can meet with several top prospects on the same day in either our office or theirs. In the process, they can free themselves of distractions and focus on interviewing candidates. The result often is faster and better hiring decisions.

The employers and job seekers we work with also have access to the services of our sister divisions, Accountemps and Robert Half Management Resources, which specialize in placing temporary and senior-level project professionals, respectively. Together, we can offer a complete solution to our clients' financial staffing challenges, as well as broader employment opportunities to our candidates.

Robert Half Management Resources



Today's business leaders face pressure from all sides. Domestic and international government regulations, cost-saving mandates, and the need to seize competitive opportunities all create competing demands on their time. Businesses know they can't afford to lose pace in any of these areas, which is why they need experienced financial professionals who can help them stay a step ahead.

Robert Half Management Resources is the world's leading provider of senior-level accounting and finance professionals on a project and interim basis. We provide skilled professionals with an average of more than 15 years of experience for projects in areas such as corporate accounting, business systems implementations and upgrades, internal audit, taxation, regulatory compliance, mergers and acquisitions, financial reporting, and more. By using our professionals, our clients have more control over program scope, cost, timing and outcome.

Robert Half Management Resources professionals possess highly sought-after skill sets, and many have earned one or more of the business credentials employers value most, including the certified public accountant, certified internal auditor, certified information systems auditor, chartered financial analyst and certified fraud examiner designations. We also retain a select group of professionals as full-time employees in certain markets. Clients who demand continuity can call upon these individuals for recurring projects or longer-term needs.

Professionals are drawn to Robert Half Management Resources for our training opportunities, our global industry network and our ability to provide them with a steady stream of challenging projects. Our consultants also derive job satisfaction from working with top companies on their most pressing needs.

Because our internal staff are typically former financial professionals themselves, they understand our clients' business requirements and our consultants' skill sets. This enables them to make better matches between the two.

By working closely with our sister divisions, Accountemps and Robert Half Finance & Accounting, we can offer temporary and full-time professionals to fill a broad spectrum of accounting and finance staffing needs. In addition, we partner with Protiviti, our global business consulting and internal audit subsidiary. As a result, we can provide clients access to a full suite of staffing and consulting solutions at a competitive price.

OfficeTeam

Administrative professionals may often work behind the scenes, but their support helps to ensure business processes run smoothly and efficiently each day. The right administrative and office support staff can bring order to an increasingly complex business environment as well as make a positive first — and lasting — impression on customers.

A growing number of companies are using a flexible staffing strategy by adding interim administrative personnel to their teams when business needs require it. This approach allows them to fill gaps and relieve overworked full-time support staff while minimizing fixed costs. OfficeTeam has the expertise to make the right matches for our clients' temporary staffing needs. Companies also look to us for help in filling positions that may turn into full-time roles.

OfficeTeam is a leading global provider of highly skilled administrative professionals on a temporary and temporary-to-full-time basis. Surveys show our clients are four-and-a-half times more likely to use OfficeTeam over any other staffing firm the next time they need temporary administrative personnel.

OfficeTeam offers companies immediate access to skilled professionals ranging from receptionists and customer service representatives to executive and administrative assistants. Our candidates can hit the ground running, helping organizations remain productive during the busiest and most challenging times. OfficeTeam can assist companies with small needs, such as covering for employees on vacation, or bigger demands, like a business expansion or product launch.

Many of our temporary administrative professionals have earned the Microsoft Office Specialist designation. Our alliances with top professional organizations allow us to identify highly skilled job candidates that many companies would not otherwise be able to access.





Robert Half Technology

Since 1994, Robert Half Technology has aided companies in locating technology professionals who can help to ensure their information systems are capable of supporting business needs that can change overnight.

As a leading provider of highly skilled project and full-time technology professionals, we provide companies with the talent they need to improve the efficiency of systems and software and keep overall project costs in check. This includes offering clients access to hard-to-find professionals with experience in areas ranging from applications development and operating systems upgrades to networking and help desk support.

We understand the global emphasis on applications development as technology has evolved across many platforms, from mobile to Web to cloud computing. We are a Microsoft Gold Certified Partner and Oracle Gold Partner. Both relationships enable us to attract the best technology professionals, as well as provide them with ongoing training to keep pace with an industry that moves at lightning speed.

For qualifying candidates working in customer service and technical support roles, we offer access to free online training and certification through our alliance with HDI.

We also provide our candidates with access to the full suite of technology assessments from Brainbench, an SHL company, the premier provider of IT evaluations worldwide. These evaluations enable us to more accurately assess our candidates' skills, helping to ensure we match companies with the best professionals.

In addition to our relationships with organizations that reach current technology professionals, Robert Half Technology supports future job seekers through our long-standing relationship with the Association of Information Technology Professionals.



Robert Half Legal

The ability to provide cost-effective, value-added services is paramount for legal organizations today. Many law firms and corporate legal departments are using a mix of full-time staff and highly skilled project professionals to respond quickly to workload fluctuations, increased demand for legal services and opportunities for growth.

Robert Half Legal provides organizations with experienced legal professionals on a project or full-time basis. Our lawyers, paralegals and other legal support professionals possess expertise in high-demand specialties such as litigation, healthcare, business and commercial matters, and bankruptcy and foreclosure law. They help law firms and legal departments manage growing caseloads and expand their service capabilities.

We can quickly assemble individual lawyers and legal support professionals or entire project teams to address a range of initiatives, including e-discovery, mergers and acquisitions, document review, and litigation support. Document review can be among the costliest, most time-consuming and most labor-intensive areas of e-discovery. We can provide support tailored to our clients' managed review needs, based on the size and complexity of their litigation, geography and internal capabilities. For any of these initiatives, our skilled professionals are available to assist as needed and can work at a client's site or in one of our dedicated project spaces across North America.

Robert Half Legal conducts extensive research to identify major trends impacting legal organizations and professionals. We share the results with our clients, job candidates and the legal community. Our annual Future Law Office project (futurelawoffice.com) examines emerging career and management issues in the legal field.

Experienced job candidates choose Robert Half Legal in part because our account executives — many of whom are themselves former lawyers and legal professionals — are skilled at identifying projects that match their abilities and interests. We also provide a range of professional development options, such as free online training courses and Continuing Legal Education.

The Creative Group

Staying visible and relevant in a constantly evolving media environment is a growing challenge for companies of all sizes. Traditional advertising channels have given way to online video and mobile messaging, among others, and organizations must continually adapt their marketing strategies to keep pace. To continue producing fresh programs, businesses need skilled professionals who can help design and develop everything from dynamic websites and social media campaigns to smartphone applications and 3-D graphics.

Our clients come to The Creative Group for specialized interactive, design, marketing, advertising and public relations professionals who can help with a wide range of initiatives. By working with The Creative Group, organizations gain access to some of the most skilled professionals in the industry — from user experience designers who can create impactful online experiences to social media specialists who can manage and monitor online conversations across various platforms. We work closely with our sister division, Robert Half Technology, to help our clients staff web projects, from concept to implementation.

Our staffing managers are well-connected within the creative community and are always on the lookout for top-notch creative talent. Because many of our recruiters have worked in the design and marketing fields, they know how to spot people who are the right fit for our clients' unique needs. In addition, they can provide valuable advice and resources to help organizations manage their creative workflow more effectively and make strategic hiring decisions.

The Creative Group maintains business relationships with a number of well-respected professional organizations, including the American Advertising Federation, The Art Institutes, *Graphic Design USA* and *HOW* magazine. These ties greatly extend our reach within the creative fields.

Finding the necessary talent is often the top priority for organizations looking to take advantage of new marketing platforms. By cultivating strong relationships with innovative professionals in every market we serve, The Creative Group is well-positioned to help companies overcome that hurdle and find the right talent at precisely the right time.



Protiviti

As businesses continue on the path back to growth and improved financial results after the most severe recession in decades, they face a business landscape filled with both opportunities and risks. They need a proven adviser to help them identify and manage the challenges of a highly competitive marketplace.

Protiviti is a global consulting firm that helps solve critical business problems in finance, technology, operations, governance, risk and internal audit.

We serve clients through our offices in the Americas, Asia-Pacific, Europe and the Middle East. We help organizations by applying proven business processes, technology, industry skills and knowledge to business issues and priorities with the following solutions:

Internal Audit and Financial Controls

We work with audit executives, management and audit committees at public and private companies to assist them with their internal audit activities. This includes starting and running the activity for them on a fully outsourced basis, working with an existing internal audit function to supplement their team when they lack adequate staff or skills, and providing advice to improve internal audit quality.

Information Technology Effectiveness and Control

We work with chief information officers, chief financial officers and other executives to ensure their organizations maximize the return on information systems investments while minimizing their risks. We deliver capabilities in IT governance, data security and privacy, and e-discovery; implement configurable controls and provide project management on large enterprise resource planning (ERP) installations; and implement governance, risk and compliance software applications.

Risk and Compliance

We work with management, board members and outside counsel to help organizations comply with regulatory requirements and respond appropriately to incidents of noncompliance. We help clients take a disciplined approach to managing credit, market, operational and enterprisewide risks through a combination of assessments, process improvement, and model review and validation.



Finance and Accounting Excellence

We help CFOs and other financial executives strengthen their finance functions and integrate risk considerations into their strategy and performance management activities. We assist clients with managing complex accounting issues, including financial restatements and implementation of process improvements for financial and reporting processes. We also help pre-IPO companies prepare to become publicly listed.

Cost and Working Capital Optimization

We help client executives reduce working capital and improve cash flow, control and optimize costs, and manage risk in their operations. We help drive performance of the supply chain through operations improvements, strategic sourcing, inventory management, contract management and enhancements to working capital.

Litigation, Restructuring and Investigative Services

We work with general counsel, chief legal officers, outside legal counsel, CFOs and board members to help them assess their fraud risks and implement solutions to better manage these risks. We also provide support for litigation matters, act as financial adviser for either the debtor or creditor side in financial restructuring and bankruptcies, and lead investigations into financial irregularities.

Protiviti regularly delivers to the marketplace research and publications that underscore our deep understanding of business and industry issues and our expertise in internal audit and risk and business consulting. Our *Board Perspectives — Risk Oversight* series, for example, is targeted at helping boards of directors with their risk oversight role.

At Protiviti, we recognize the need to understand the full range of technologies that can be used to help our clients. For this reason, we have alliances with leading ERP providers, including SAP and Oracle. We have nonexclusive relationships with software firms that allow us to leverage their tools when appropriate.

In addition, we have developed a number of proprietary technologies. Some we use on client engagements — others, such as the Governance Portal, clients license from us. In all situations, we seek to provide "best of breed" technology to fit our clients' needs today and in the future.





Table of Contents

Management's Discussion and Analysis of Financial Condition and Results of Operations

Certain information contained in Management's Discussion and Analysis and in other parts of this report may be deemed forward-looking statements regarding events and financial trends that may affect the Company's future operating results or financial positions. These statements may be identified by words such as "estimate", "forecast", "project", "plan", "intend", "believe", "expect", "anticipate", or variations or negatives thereof or by similar or comparable words or phrases. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the statements. These risks and uncertainties include, but are not limited to, the following: the global financial and economic situation; changes in levels of unemployment and other economic conditions in the United States or foreign countries where the Company does business, or in particular regions or industries; reduction in the supply of candidates for temporary employment or the Company's ability to attract candidates; the entry of new competitors into the marketplace or expansion by existing competitors; the ability of the Company to maintain existing client relationships and attract new clients in the context of changing economic or competitive conditions; the impact of competitive pressures, including any change in the demand for the Company's services, on the Company's ability to maintain its margins; the possibility of the Company incurring liability for its activities, including the activities of its temporary employees, or for events impacting its temporary employees on clients' premises; the possibility that adverse publicity could impact the Company's ability to attract and retain clients and candidates; the success of the Company in attracting, training, and retaining qualified management personnel and other staff employees; the Company's ability to comply with governmental regulations affecting personnel services businesses in particular or employer/employee relationships in general; whether there will be ongoing demand for Sarbanes-Oxley or other regulatory compliance services; the Company's reliance on short-term contracts for a significant percentage of its business; litigation relating to prior or current transactions or activities, including litigation that may be disclosed from time to time in the Company's SEC filings; the ability of the Company to manage its international operations and comply with foreign laws and regulations; the impact of fluctuations in foreign currency exchange rates; the possibility that the additional costs the Company will incur as a result of health care reform legislation may have a material adverse effect on the Company's profit margins or the demand for the Company's services; the possibility that the Company's computer and communications hardware and software systems could be damaged or their service interrupted; and the possibility that the Company may fail to maintain adequate financial and management controls and as a result suffer errors in its financial reporting. Additionally, with respect to Protiviti, other risks and uncertainties include the fact that future success will depend on its ability to retain employees and attract clients; there can be no assurance that there will be ongoing demand for Sarbanes-Oxley or other regulatory compliance services; failure to produce projected revenues could adversely affect financial results; and there is the possibility of involvement in litigation relating to prior or current transactions or activities. Because long-term contracts are not a significant part of the Company's business, future results cannot be reliably predicted by considering past trends or extrapolating past results. Further information regarding these and other risks and uncertainties is contained in Item 1A. "Risk Factors" of the Company's 2010 Form 10-K filed with the SEC.

Critical Accounting Policies and Estimates

As described below, the Company's most critical accounting policies and estimates are those that involve subjective decisions or assessments.

Accounts Receivable Allowances. The Company maintains allowances for estimated losses resulting from (i) the inability of its customers to make required payments, (ii) temporary placement sales adjustments, and (iii) permanent placement candidates not remaining with the client through the 90-day guarantee period, commonly referred to as "fall offs". The Company establishes these allowances based on its review of customers' credit profiles, historical loss statistics and current trends. The adequacy of these allowances is reviewed each reporting period. Historically, the Company's actual losses and credits have been consistent with these allowances. As a percentage of gross accounts receivable, the Company's accounts receivable allowances totaled 4.8% and 5.6% as of December 31, 2010 and 2009, respectively.

As of December 31, 2010, a five-percentage point deviation in the Company's accounts receivable allowances balance would have resulted in an increase or decrease in the allowance of $1.1 million. Although future results cannot always be predicted by extrapolating past results, management believes that it is reasonably likely that future results will be consistent with historical trends and experience. However, if the financial condition of the Company's customers were to deteriorate, resulting in an impairment of their ability to make payments, or if unexpected events or significant future changes in trends were to occur, additional allowances may be required.

Income Tax Assets and Liabilities. In establishing its deferred income tax assets and liabilities, the Company makes judgments and interpretations based on the enacted tax laws and published tax guidance that are applicable to its operations. Deferred tax assets and liabilities are measured and recorded using current enacted tax rates, which the Company expects will apply to taxable income in the years in which those temporary differences are recovered or settled. The likelihood of a material change in the Company's expected realization of these assets is dependent on future taxable income, its ability to use foreign tax credit carryforwards and carrybacks, final U.S. and foreign tax settlements, and the effectiveness of its tax planning in the various relevant jurisdictions.

The Company also evaluates the need for valuation allowances to reduce the deferred tax assets to realizable amounts. Management evaluates all positive and negative evidence and uses judgment regarding past and future events, including operating results, to help determine when it is more likely than not that all or some portion of the deferred tax assets may not be realized. When appropriate, a valuation allowance is recorded against deferred tax assets to offset future tax benefits that may not be realized. Valuation allowances of $31.0 million and $21.2 million were recorded as of December 31, 2010 and December 31, 2009, respectively. The valuation allowances recorded related primarily to net operating losses in certain foreign operations. If such losses are ultimately utilized to offset future operating income, the Company will recognize a tax benefit up to the full amount of the valuation reserve.

While management believes that its judgments and interpretations regarding income taxes are appropriate, significant differences in actual experience may materially affect the future financial results of the Company.

Goodwill Impairment. The Company assesses the impairment of goodwill annually in the second quarter, or more often if events or changes in circumstances indicate that the carrying value may not be recoverable in accordance with Financial Accounting Standards Board ("FASB") authoritative guidance. The Company completed its annual goodwill impairment analysis as of June 30, 2010, and determined that no adjustment to the carrying value of goodwill was required. There were no events or changes in circumstances during the six months ended December 31, 2010, that caused the Company to perform an interim impairment assessment.

FASB authoritative guidance requires a two-step approach for determining goodwill impairment. In the first step the Company determines the fair value of each reporting unit utilizing a present value technique derived from a discounted cash flow methodology. For purposes of this assessment the Company's reporting units are its lines of business. The fair value of the reporting unit is then compared to its carrying value. If the fair value of the reporting unit exceeds the carrying value of the net assets assigned to that unit, goodwill is not impaired and no further testing is performed. The second step under the FASB guidance is contingent upon the results of the first step. To the extent a reporting unit's carrying value exceeds its fair value, an indication exists that the reporting unit's goodwill may be impaired and the Company must perform a second more detailed impairment assessment. The second step involves allocating the reporting unit's fair value to its net assets in order to determine the implied fair value of the reporting unit's goodwill as of the assessment date. The implied fair value of the reporting unit's goodwill is then compared to the carrying amount of goodwill to quantify an impairment charge as of the assessment date.

The Company's reporting units are *Accountemps, Robert Half Finance & Accounting, OfficeTeam, Robert Half Technology, Robert Half Management Resources* and *Protiviti*, which had goodwill balances at December 31, 2010, of $127.4 million, $26.6 million, $0.0 million, $7.2 million, $0.0 million and $28.6 million, respectively, totaling $189.8 million. There were no changes to the Company's reporting units or to the allocations of goodwill by reporting unit for the year ended December 31, 2010.

The goodwill impairment assessment is based upon a discounted cash flow analysis. The estimate of future cash flows is based upon, among other things, a discount rate and certain assumptions about expected future operating performance. The discount rate for all reporting units was determined by management based on estimates of risk free interest rates, beta and market risk premiums. The discount rate used was compared to the rate published in various third party research reports, which indicated that the rate was within a range of reasonableness. The primary assumptions related to future operating performance include revenue growth rates and profitability levels. In addition, the impairment assessment requires that management make certain judgments in allocating shared assets and liabilities to the balance sheets of the reporting units. Solely for purposes of establishing inputs for the fair value calculations described above related to its annual goodwill impairment testing, the Company made the following assumptions. The Company assumed that year-to-date trends through the date of the last assessment would continue for all reporting units through 2010, followed by a recovery period in 2011 and 2012, using unique assumptions for each reporting unit. In addition, the Company applied profitability assumptions consistent with each reporting unit's historical trends at various revenue levels and, for years beyond 2012, used a 5% growth factor to calculate the terminal value at the end of ten years for each unit. This rate is comparable to the Company's most recent ten-year annual compound revenue growth rate. In its most recent calculation, the Company used a 9.6% discount rate, which is lower than the 10.7% discount rate used for the Company's test during the second quarter of 2009. This decline in discount rate is primarily due to a decline in beta and the market risk premium.

In order to evaluate the sensitivity of the fair value calculations on the goodwill impairment test, the Company applied hypothetical decreases to the fair values of each reporting unit. The Company determined that hypothetical decreases in fair value of at least 48% would be required before any reporting unit would have a carrying value in excess of its fair value.

Given the current economic environment and the uncertainties regarding the impact on the Company's business, there can be no assurance that the Company's estimates and assumptions regarding the duration of the ongoing economic downturn, or the period or strength of recovery, made for purposes of the Company's goodwill impairment testing will prove to be accurate predictions of the future. If the Company's assumptions regarding forecasted revenue or profitability growth rates of certain reporting units are not achieved, the Company may be required to recognize goodwill impairment charges in future periods. It is not possible at this time to determine if any such future impairment charge would result or, if it does, whether such charge would be material.

Workers' Compensation. Except for states which require participation in state-operated insurance funds, the Company retains the economic burden for the first $0.5 million per occurrence in workers' compensation claims. Workers' compensation includes ongoing healthcare and indemnity coverage for claims and may be paid over numerous years following the date of injury. Claims in excess of $0.5 million are insured. Workers' compensation expense includes the insurance premiums for claims in excess of $0.5 million, claims administration fees charged by the Company's workers' compensation administrator, premiums paid to state-operated insurance funds, and an estimate for the Company's liability for Incurred But Not Reported ("IBNR") claims and for the ongoing development of existing claims. Total workers' compensation expense was $6.6 million, $5.0 million and $12.1 million, representing 0.29%, 0.23% and 0.37% of applicable U.S. revenue for the years ended December 31, 2010, 2009 and 2008, respectively.

The reserves for IBNR claims and for the ongoing development of existing claims in each reporting period includes estimates. The Company has established reserves for workers' compensation claims using loss development rates which are estimated using periodic third party actuarial valuations based upon historical loss statistics which include the Company's historical frequency and severity of workers' compensation claims, and an estimate of future cost trends. While management believes that its assumptions and estimates are appropriate, significant differences in actual experience or significant changes in assumptions may materially affect the Company's future results. Based on the Company's results for the year ended December 31, 2010, a five-percentage point deviation in the Company's estimated loss development rates would have resulted in an increase or decrease in the reserve of $0.3 million.

Stock-based Compensation. Under various stock plans, officers, employees and outside directors have received or may receive grants of restricted stock, stock units, stock appreciation rights or options to purchase common stock.

Compensation expense for restricted stock and stock units is generally recognized on a straight-line basis over the vesting period, based on the stock's fair market value on the grant date. For restricted stock grants issued with performance conditions, compensation expense is recognized over each vesting tranche. The Company recognizes compensation expense for only the portion of restricted stock and stock units that is expected to vest, rather than record forfeitures when they occur. If the actual number of forfeitures differs from those estimated by management, additional adjustments to compensation expense may be required in future periods. For purposes of calculating stock-based compensation expense for retirement-eligible employees, the service period is assumed to be met on the grant date or retirement-eligible date, whichever is later.

No stock appreciation rights have been granted under the Company's existing stock plans.

The Company determines the fair value of options to purchase common stock using the Black-Scholes valuation model. The Company recognizes expense over the service period for options that are expected to vest and records adjustments to compensation expense at the end of the service period if actual forfeitures differ from original estimates. The Company has not granted any options to purchase common stock since 2006.

For the years ended December 31, 2010, 2009 and 2008, compensation expense related to stock options was $0.2 million, $0.8 million and $5.1 million, respectively. For the years ended December 31, 2010, 2009 and 2008, compensation expense related to restricted stock and stock units was $56.9 million, $60.3 million and $63.6 million, respectively, of which $12.2 million, $12.0 million and $17.0 million was related to grants made in 2010, 2009 and 2008, respectively. A one-percentage point deviation in the estimated forfeiture rates would have resulted in a $0.6 million increase or decrease in compensation expense related to restricted stock and stock units for each year ended December 31, 2010, 2009 and 2008.

Recent Accounting Pronouncements

Transfers of Financial Assets. In June 2009, the Financial Accounting Standards Board ("FASB") issued authoritative guidance which requires entities to provide more information regarding sales of securitized financial assets and similar transactions, particularly if the seller retains some risk with respect to the assets. This authoritative guidance was effective for fiscal years beginning after November 15, 2009. The adoption of this guidance did not have an impact on the Company's 2010 Financial Statements.

Variable Interest Entities. In June 2009, the FASB issued authoritative guidance designed to improve financial reporting by companies involved with variable interest entities and to provide more relevant and reliable information to users of financial statements. This authoritative guidance was effective for fiscal years beginning after November 15, 2009. The adoption of this guidance did not have an impact on the Company's 2010 Financial Statements.

Fair Value Measurements and Disclosures. In January 2010, the FASB issued authoritative guidance which requires certain new disclosures and clarifies certain existing disclosure requirements about fair value measurement as set forth in the FASB Codification. This authoritative guidance was effective for interim and annual periods beginning after December 15, 2009. The adoption of this guidance did not have an impact on the Company's 2010 Financial Statements.

Subsequent Events. In February 2010, the FASB issued authoritative guidance which removes the requirement for an SEC filer to disclose a date through which subsequent events have been evaluated in both issued and revised financial statements. This authoritative guidance became effective upon issuance. The adoption of this guidance did not have an impact on the Company's 2010 Financial Statements.

Revenue Recognition – Multiple-Deliverable Revenue Arrangements. In October 2009, the FASB issued authoritative guidance which addresses the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than as a combined unit. This guidance establishes a selling price hierarchy for determining the selling price of a deliverable. This guidance also eliminates the residual method of allocation and requires that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. Furthermore, this guidance significantly expands required disclosures related to a vendor's multiple-deliverable revenue arrangements. This authoritative guidance is effective for fiscal years beginning on or after June 15, 2010. The Company does not expect the adoption of this guidance to have a material effect on its Financial Statements.

Business Combinations. In December 2010, the FASB issued authoritative guidance which specifies that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combinations that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. Furthermore, this guidance expands the supplemental pro forma disclosure requirement. This authoritative guidance is effective prospectively for business combinations with acquisition date on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. The Company does not expect the adoption of this guidance to have a material effect on its Financial Statements.

Results of Operations

Demand for the Company's temporary and permanent staffing services and risk consulting and internal audit services is largely dependent upon general economic and labor market conditions both domestically and abroad. Correspondingly, results of operations were negatively impacted by difficult global economic conditions throughout 2009 and in the early portion of 2010. Because of the inherent difficulty in predicting economic trends and the absence of material long-term contracts in any of our business units, future demand for the Company's services cannot be forecasted with certainty. We expect total Company results to continue to be impacted by general macroeconomic conditions in 2011.

The Company's temporary and permanent staffing services business has more than 350 offices in 42 states, the District of Columbia and 18 foreign countries, while Protiviti has 60 offices in 23 states and 15 foreign countries.

Because fluctuations in foreign currency exchange rates have an impact on the Company's results, the Company provides selected growth percentages below on a constant-currency basis. Constant-currency percentages are calculated using as-reported amounts which have been retranslated using foreign currency exchange rates from the prior year's comparable period.

Years ended December 31, 2010 and 2009

Revenues. The Company's revenues were $3.2 billion for the year ended December 31, 2010, up 5% from $3.0 billion for the year ended December 31, 2009. Revenues from foreign operations represented 29% of total revenues for both the years ended December 31, 2010 and 2009. The Company analyzes its revenues for three reportable segments: temporary and consultant staffing, permanent placement staffing and risk consulting and internal audit services. In 2010, revenues for all three of the Company's reportable segments were up compared to 2009. Contributing factors for each reportable segment are discussed below in further detail.

Temporary and consultant staffing services revenues were $2.6 billion for the year ended December 31, 2010, up 4% from revenues of $2.5 billion for the year ended December 31, 2009. On a constant-currency basis, temporary and consultant staffing services revenues increased 3% for 2010 compared to 2009. In the United States, 2010 revenues increased 4% compared to 2009. Although unemployment rates in the United States remained high for the year ended December 31, 2010, the Company did experience an increase in demand for its temporary and consulting services during the year. This is consistent with prior post recession periods where we believe clients seek to keep their labor costs as variable as possible. The Company's revenues from foreign operations increased 4% for 2010 compared to 2009. On a constant-currency basis, the Company's revenues from foreign operations increased 2% for 2010 compared to 2009.

Permanent placement revenues were $221 million for the year ended December 31, 2010, up 22% from revenues of $182 million for the year ended December 31, 2009. On a constant-currency basis, permanent placement revenues increased 19% for 2010 compared to 2009. In the United States, 2010 revenues increased 22% compared to 2009. Although unemployment rates in the United States remained high throughout 2010, the Company experienced an increase in demand for its permanent placement services during this period. The Company believes this demand was bolstered by clients who had previously made deep personnel cuts and needed to reinstate a portion of their workforce at the first sign of improving business conditions. The Company's revenues from foreign operations increased 22% for 2010 compared to 2009. On a constant-currency basis, the Company's revenues from foreign operations increased 17% for 2010 compared to 2009.

Risk consulting and internal audit services revenues were $386 million for the year ended December 31, 2010, up 1% from revenues of $384 million for the year ended December 31, 2009. On a constant-currency basis, risk consulting and internal audit services revenues remained flat for 2010 compared to 2009. In the United States, 2010 revenues increased 3% compared to 2009. The Company's revenues from foreign operations decreased 5% for 2010 compared to 2009. On a constant-currency basis, the Company's revenues from foreign operations decreased 7% for 2010 compared to 2009.

Gross Margin. The Company's gross margin dollars were $1.2 billion for the year ended December 31, 2010, up 8% from $1.1 billion for the year ended December 31, 2009. For 2010 compared to 2009, gross margin dollars for all three of the Company's reportable segments increased. Gross margin dollars as a percentage of revenues increased for the Company's risk consulting and internal audit services segment and remained flat for the Company's temporary and consultant staffing services segment on a year-over-year basis. Contributing factors for each reportable segment are discussed below in further detail.

Gross margin dollars from the Company's temporary and consultant staffing services represent revenues less direct costs of services, which consist of payroll, payroll taxes and insurance costs for temporary employees, and reimbursable expenses. Gross margin dollars for the Company's temporary and consultant staffing services division were $876 million for the year ended December 31, 2010, up 4% from $842 million for the year ended December 31, 2009. On a constant-currency basis, temporary and consultant staffing services gross margin dollars increased 3% for 2010 compared to 2009. As a percentage of revenues, gross margin dollars for temporary and consultant staffing services were 34.1% for 2010 and 2009.

Gross margin dollars from permanent placement staffing services represent revenues less reimbursable expenses. Gross margin dollars for the Company's permanent placement staffing division were $221 million for the year ended December 31, 2010, up 22% from $182 million for the year ended December 31, 2009. On a constant-currency basis, permanent placement gross margin dollars increased 20% for 2010 compared to 2009. Because reimbursable expenses for permanent placement staffing services are de minimis, the increase in gross margin dollars is substantially explained by the increase in revenues previously discussed.

Gross margin dollars for risk consulting and internal audit services represent revenues less direct costs of services, which consist primarily of professional staff payroll, payroll taxes, insurance costs and reimbursable expenses. Gross margin dollars for the Company's risk consulting and internal audit division were $97 million for the year ended December 31, 2010, up 22% from $80 million for the year ended December 31, 2009. On a constant-currency basis, risk consulting and internal audit gross margin dollars increased 21% for 2010 compared to 2009. As a percentage of revenues, gross margin dollars for risk consulting and internal audit services were 25.2% in 2010, up from 20.8% in 2009. The year-over-year margin increase is primarily due to higher staff utilization levels and lower compensation costs.

Selling, General and Administrative Expenses. The Company's selling, general and administrative expenses consist primarily of staff compensation, advertising, depreciation and occupancy costs. The Company's selling, general and administrative expenses were $1.1 billion for the year ended December 31, 2010, up 4% from $1.0 billion for the year ended December 31, 2009. As a percentage of revenues, the Company's selling, general and administrative expenses were 34.0% for 2010, down from 34.1% for 2009. For 2010 compared to 2009, selling, general and administrative expenses increased for the Company's temporary and consultant staffing services and permanent placement services segments and decreased for the Company's risk consulting and internal audit services segment. Selling, general and administrative expenses as a percentage of revenues increased slightly for the Company's temporary and consultant staffing services segment and decreased for the Company's permanent placement staffing services and risk consulting and internal audit services segments in 2010 compared to 2009. Contributing factors for each reportable segment are discussed below in further detail.

Selling, general and administrative expenses for the Company's temporary and consultant staffing services division were $767 million for the year ended December 31, 2010, up 4% from $738 million for the year ended December 31, 2009. As a percentage of revenues, selling, general and administrative expenses for temporary and consultant staffing services were 29.9% in 2010, up from 29.8% in 2009. For 2010 compared to 2009, a slight increase as a percentage of revenues for variable overhead was partially offset by a decrease as a percentage of revenues for fixed overhead.

Selling, general and administrative expenses for the Company's permanent placement staffing division were $204 million for the year ended December 31, 2010, up 8% from $189 million for the year ended December 31, 2009. As a percentage of revenues, selling, general and administrative expenses for permanent placement staffing services were 92.0% in 2010, down from 103.7% in 2009. For 2010 compared to 2009, improved leverage in selling, general and administrative expenses drove the overall decrease as a percentage of revenues.

Selling, general and administrative expenses for the Company's risk consulting and internal audit services division were $108 million for the year ended December 31, 2010, down 2% from $111 million for the year ended December 31, 2009. As a percentage of revenues, selling, general and administrative expenses for risk consulting and internal audit services were 28.1% in 2010, down from 28.9% in 2009. For 2010 compared to 2009, decrease as a percentage of revenues for fixed overhead was partially offset by increase as a percentage of revenues for variable overhead.

Operating Income. The Company's total operating income was $115 million, or 3.6% of revenues, for the year ended December 31, 2010, up 72% from $67 million, or 2.2% of revenues, for the year ended December 31, 2009. For the Company's temporary and consultant staffing services division, operating income was $108 million, or 4.2% of applicable revenues, up 4% from $105 million, or 4.2% of applicable revenues, in 2009. For the Company's permanent placement staffing division, operating income was $18 million, or 7.9% of applicable revenues, up 351% from operating loss of $7 million, or negative 3.8% of applicable revenues, in 2009. For the Company's risk consulting and internal audit services division, operating loss was $11 million, or negative 2.8% of applicable revenues, up 64% from operating loss of $31 million, or negative 8.0% of applicable revenues, in 2009.

Amortization of intangible assets. Amortization of intangible assets was $0.4 million and $1.5 million for the years ended December 31, 2010 and 2009, respectively. Intangible assets result from the Company's acquisitions. For acquisitions, the Company allocates the excess of cost over the fair market value of the net tangible assets first to identifiable intangible assets, if any, and then to goodwill. Identifiable intangible assets are amortized over their lives, typically ranging from two to five years. Goodwill is not amortized, but is tested at least annually for impairment. Net intangible assets, consisting primarily of goodwill, represented 15% of total assets and 23% of total stockholders' equity at December 31, 2010.

Interest income and expense. Interest income for the years ended December 31, 2010 and 2009, was $1.2 million and $1.9 million, respectively. Lower 2010 interest income was due to lower interest rates and lower average cash balances. Interest expense for the years ended December 31, 2010 and 2009, was $0.6 million and $0.5 million, respectively.

Provision for income taxes. The provision for income taxes was 43% and 44% for the years ended December 31, 2010 and 2009, respectively. The 2010 decrease is due to increased state income tax credits the Company claimed in 2010 and the diminishing impact of permanent non-deductible tax items, which became increasingly less significant relative to the Company's improved financial results.

Years ended December 31, 2009 and 2008

Revenues. The Company's revenues were $3.0 billion for the year ended December 31, 2009, down 34% from $4.6 billion for the year ended December 31, 2008. Revenues from foreign operations represented 29% of total revenues for both the years ended December 31, 2009 and 2008. The Company analyzes its revenues for three reportable segments: temporary and consultant staffing, permanent placement staffing and risk consulting and internal audit services. In 2009, revenues for all three of the Company's reportable segments were down compared to 2008. Contributing factors for each reportable segment are discussed below in further detail.

Temporary and consultant staffing services revenues were $2.5 billion for the year ended December 31, 2009, down 32% from revenues of $3.6 billion for the year ended December 31, 2008. On a constant-currency basis, temporary and consultant staffing services revenues decreased 30% for 2009 compared to 2008. Throughout 2009, demand for the Company's temporary and consultant staffing services was significantly impacted by difficult global labor markets and weak general macroeconomic conditions. In the United States, 2009 revenues decreased 32% compared to 2008. The Company's revenues from foreign operations decreased 31% for 2009 compared to 2008. On a constant-currency basis, the Company's revenues from foreign operations decreased 25% for 2009 compared to 2008.

Permanent placement revenues were $182 million for the year ended December 31, 2009, down 57% from revenues of $427 million for the year ended December 31, 2008. On a constant-currency basis, permanent placement revenues decreased 56% for 2009 compared to 2008. In the United States, 2009 revenues decreased 62% compared to 2008. Historically, demand for permanent placement services is even more sensitive to economic and labor market conditions than demand for temporary and consulting staffing services and this is expected to continue. The December 2009 unemployment rate in the U.S. was 10%, its highest level since 1983. The Company's revenues from foreign operations decreased 51% for 2009 compared to 2008. On a constant-currency basis, the Company's revenues from foreign operations decreased 48% for 2009 compared to 2008.

Risk consulting and internal audit services revenues were $384 million for the year ended December 31, 2009, down 30% from revenues of $547 million for the year ended December 31, 2008. On a constant-currency basis, risk consulting and internal audit services revenues decreased 29% for 2009 compared to 2008 as weak global macroeconomic conditions negatively impacted demand. Contributing to the decrease was a decline in revenues produced by compliance-related projects, mainly those tied to the Sarbanes-Oxley Act, a trend which may continue. In the United States, 2009 revenues decreased 29% compared to 2008. The Company's revenues from foreign operations decreased 31% for 2009 compared to 2008. On a constant-currency basis, the Company's revenues from foreign operations decreased 28% for 2009 compared to 2008.

Gross Margin. The Company's gross margin dollars were $1.1 billion for the year ended December 31, 2009, down 42% from $1.9 billion for the year ended December 31, 2008. For 2009 compared to 2008, gross margin dollars for all three of the Company's reportable segments decreased under difficult economic conditions. Gross margin dollars as a percentage of revenues also decreased for the Company's temporary and consultant staffing services and risk consulting and internal audit services divisions on a year-over-year basis. Contributing factors for each reportable segment are discussed below in further detail.

Gross margin dollars from the Company's temporary and consultant staffing services represent revenues less direct costs of services, which consist of payroll, payroll taxes and insurance costs for temporary employees, and reimbursable expenses. Gross margin dollars for the Company's temporary and consultant staffing services division were $842 million for the year ended December 31, 2009, down 37% from $1.3 billion for the year ended December 31, 2008. On a constant-currency basis, temporary and consultant staffing services gross margin dollars decreased 35% for 2009 compared to 2008. As a percentage of revenues, gross margin dollars for temporary and consultant staffing services were 34.1% in 2009, down from 36.7% in 2008. This year-over year decrease was the result of significantly lower conversion revenues and compression of pay/bill spreads in 2009 compared to 2008. Conversion revenues are earned when a temporary position converts to a permanent position. As there are no direct costs related to conversion revenues, the gross margin percentage is favorably impacted as the mix of conversion revenues increases. Pay/bill spreads represent the differential between wages paid to temporary employees and amounts billed to clients.

Gross margin dollars from permanent placement staffing services represent revenues less reimbursable expenses. Gross margin dollars for the Company's permanent placement staffing division were $182 million for the year ended December 31, 2009, down 57% from $427 million for the year ended December 31, 2008. On a constant-currency basis, permanent placement gross margin dollars decreased 56% for 2009 compared to 2008. Because reimbursable expenses for permanent placement staffing services are de minimis, the decrease in gross margin dollars is substantially explained by the decrease in revenues previously discussed.

Gross margin dollars for risk consulting and internal audit services represent revenues less direct costs of services, which consist primarily of professional staff payroll, payroll taxes, insurance costs and reimbursable expenses. Gross margin dollars for the Company's risk consulting and internal audit division were $80 million for the year ended December 31, 2009, down 48% from $155 million for the year ended December 31, 2008. On a constant-currency basis, risk consulting and internal audit gross margin dollars decreased 48% for 2009 compared to 2008. As a percentage of revenues, gross margin dollars for risk consulting and internal audit services were 20.8% in 2009, down from 28.3% in 2008. The year-over-year margin decline is primarily due to lower staff utilization levels resulting from lower revenues as well as higher staff reduction charges.

Selling, General and Administrative Expenses. The Company's selling, general and administrative expenses consist primarily of staff compensation, advertising, depreciation and occupancy costs. The Company's selling, general and administrative expenses were $1.0 billion for the year ended December 31, 2009, down 31% from $1.5 billion for the year ended December 31, 2008. As a percentage of revenues, the Company's selling, general and administrative expenses were 34.1% for 2009, up from 32.5% for 2008. For 2009 compared to 2008, selling, general and administrative expenses decreased for all three of the Company's reportable segments. Selling, general and administrative expenses as a percentage of revenues increased for all three of the Company's reportable segments in 2009 compared to 2008. Contributing factors for each reportable segment are discussed below in further detail.

Selling, general and administrative expenses for the Company's temporary and consultant staffing services division were $738 million for the year ended December 31, 2009, down 25% from $983 million for the year ended December 31, 2008. As a percentage of revenues, selling, general and administrative expenses for temporary and consultant staffing services were 29.8% in 2009, up from 27.1% in 2008. For 2009 compared to 2008, increases as a percentage of revenues for administration costs, fixed overhead, variable overhead and advertising were partially offset by decreases as a percentage of revenues for field compensation and expenses related to doubtful accounts receivable.

Selling, general and administrative expenses for the Company's permanent placement staffing division were $189 million for the year ended December 31, 2009, down 49% from $367 million for the year ended December 31, 2008. As a percentage of revenues, selling, general and administrative expenses for permanent placement staffing services were 103.7% in 2009, up from 85.8% in 2008. For 2009 compared to 2008, increases as a percentage of revenues for fixed overhead, administration costs, variable overhead, field compensation, advertising and expenses related to doubtful accounts receivable drove the overall increase.

Selling, general and administrative expenses for the Company's risk consulting and internal audit services division were $111 million for the year ended December 31, 2009, down 25% from $147 million for the year ended December 31, 2008. As a percentage of revenues, selling, general and administrative expenses for risk consulting and internal audit services were 28.9% in 2009, up from 26.9% in 2008. For 2009 compared to 2008, increases as a percentage of revenues for fixed overhead and administration costs were partially offset by decreases as a percentage of revenues for variable overhead, expenses related to doubtful accounts receivable and advertising.

Operating Income. The Company's total operating income was $67 million, or 2.2% of revenues, for the year ended December 31, 2009, down 84% from $417 million, or 9.1% of revenues, for the year ended December 31, 2008. For the Company's temporary and consultant staffing services division, operating income was $105 million, or 4.2% of applicable revenues, down 70% from $349 million, or 9.6% of applicable revenues, in 2008. For the Company's permanent placement staffing division, operating loss was $7 million, or negative 3.8% of applicable revenues, down 112% from operating income of $61 million, or 14.1% of applicable revenues, in 2008. For the Company's risk consulting and internal audit services division, operating loss was $31 million, or negative 8.0% of applicable revenues, down 522% from operating income of $7 million, or 1.3% of applicable revenues, in 2008.

Amortization of intangible assets. Amortization of intangible assets was $1.5 million and $2.6 million for the years ended December 31, 2009 and 2008, respectively. Intangible assets result from the Company's acquisitions. For acquisitions, the Company allocates the excess of cost over the fair market value of the net tangible assets first to identifiable intangible assets, if any, and then to goodwill. Identifiable intangible assets are amortized over their lives, typically ranging from two to five years. Goodwill is not amortized, but is tested at least annually for impairment. Net intangible assets, consisting primarily of goodwill, represented 15% of total assets and 21% of total stockholders' equity at December 31, 2009.

Interest income and expense. Interest income for the years ended December 31, 2009 and 2008, was $1.9 million and $10.5 million, respectively. Lower 2009 interest income was due to lower interest rates partially offset by higher average cash balances. Interest expense for the years ended December 31, 2009 and 2008, was $0.5 million and $5.3 million, respectively.

Provision for income taxes. The provision for income taxes was 44% and 40% for the years ended December 31, 2009 and 2008, respectively. The 2009 increase is partially due to losses in international locations where corresponding tax benefits are not being recognized. Also contributing to the increase is the larger percentage impact that permanent non-deductible tax items have on lower year-over-year income before taxes.

Liquidity and Capital Resources

The change in the Company's liquidity during the years ended December 31, 2010, 2009 and 2008, is primarily the net effect of funds generated by operations and the funds used for capital expenditures, repurchases of common stock and payment of dividends.

Cash and cash equivalents were $315 million, $366 million and $355 million at December 31, 2010, 2009 and 2008, respectively. Operating activities provided $176 million during the year ended December 31, 2010, partially offset by $39 million and $188 million of net cash used in investing activities and financing activities, respectively. Operating activities provided $240 million during the year ended December 31, 2009, partially offset by $46 million and $192 million of net cash used in investing activities and financing activities, respectively. Operating activities provided $447 million during the year ended December 31, 2008, offset by $95 million and $285 million of net cash used in investing activities and financing activities, respectively.

Operating activities—Net cash provided by operating activities for the year ended December 31, 2010, was composed of net income of $66 million adjusted for non-cash items of $122 million, and net cash used by changes in working capital of $12 million. Net cash provided by operating activities for the year ended December 31, 2009, was composed of net income of $37 million adjusted for non-cash items of $127 million, and net cash provided by changes in working capital of $76 million. Net cash provided by operating activities for the year ended December 31, 2008, was composed of net income of $250 million adjusted for non-cash items of $150 million, and net cash provided by changes in working capital of $47 million.

Investing activities—Cash used in investing activities for the year ended December 31, 2010, was $39 million. This was primarily composed of capital expenditures of $35 million and deposits to trusts for employee benefits and retirement plans of $3 million. Cash used in investing activities for the year ended December 31, 2009, was $46 million. This was primarily composed of capital expenditures of $41 million and deposits to trusts for employee benefits and retirement plans of $5 million. Cash used in investing activities for the year ended December 31, 2008, was $95 million. This was primarily composed of capital expenditures of $73 million and deposits to trusts for employee benefits and retirement plans of $21 million.

Financing activities—Cash used in financing activities for the year ended December 31, 2010, was $188 million. This included repurchases of $155 million in common stock and $77 million in cash dividends to stockholders, offset by proceeds of $38 million from exercises of stock options and the excess tax benefits from stock-based compensation of $6 million. Cash used in financing activities for the year ended December 31, 2009, was $192 million. This included repurchases of $150 million in common stock and $72 million in cash dividends to stockholders, offset by proceeds of $25 million from exercises of stock options and the excess tax benefits from stock-based compensation of $5 million. Cash used in financing activities for the year ended December 31, 2008, was $285 million. This included repurchases of $245 million in common stock, $69 million in cash dividends to stockholders and principal payments on notes payable and other indebtedness of $2 million, offset by proceeds of $27 million from exercises of stock options and the excess tax benefits from stock-based compensation of $4 million.

As of December 31, 2010, the Company is authorized to repurchase, from time to time, up to 11.4 million additional shares of the Company's common stock on the open market or in privately negotiated transactions, depending on market conditions. During the years ended December 31, 2010, 2009 and 2008, the Company repurchased approximately 3.7 million shares, 4.7 million shares and 9.4 million shares of common stock on the open market for a total cost of $96 million, $110 million and $203 million, respectively. Additional stock repurchases were made in connection with employee stock plans, whereby Company shares were tendered by employees for the payment of exercise price and applicable statutory withholding taxes. During the years ended December 31, 2010, 2009 and 2008, such repurchases totaled approximately 2.1 million shares, 1.7 million shares and 1.6 million shares at a cost of $59 million, $40 million and $42 million, respectively. Repurchases of shares have been funded with cash generated from operations.

The Company's working capital at December 31, 2010, included $315 million in cash and cash equivalents. The Company's working capital requirements relate primarily to accounts receivable. While there can be no assurances in this regard, the Company expects that internally generated cash will be sufficient to support the working capital needs of the Company, the Company's fixed payments, dividends, and other obligations on both a short- and long-term basis.

On February 9, 2011, the Company announced a quarterly dividend of $.14 per share to be paid to all shareholders of record on February 25, 2011. The dividend will be paid on March 15, 2011.

The Company's cash flows generated from operations are also the primary source for funding various contractual obligations. The table below summarizes the Company's major commitments as of December 31, 2010 (in thousands):

	Payments due by period				
Contractual Obligations	2011	2012 and 2013	2014 and 2015	Thereafter	Total
Long-term debt obligations	$ 277	$ 508	$ 505	$ 1,513	$ 2,803
Operating lease obligations	98,690	146,589	83,636	114,006	442,921
Purchase obligations	20,868	7,538	—	—	28,406
Other liabilities	2,013	1,510	1,131	10,058	14,712
Total	$ 121,848	$ 156,145	$ 85,272	$ 125,577	$ 488,842

Long-term debt obligations consist of promissory notes and related interest as well as other forms of indebtedness issued in connection with certain acquisitions and other payment obligations. Operating lease obligations consist of minimum rental commitments for 2011 and thereafter under non-cancelable leases in effect at December 31, 2010. Purchase obligations consist of purchase commitments primarily related to telecom service agreements, software licenses and subscriptions, and computer hardware and software maintenance agreements.

The above table does not reflect $12.5 million of gross unrecognized tax benefits which the Company has accrued for uncertain tax positions in accordance with FASB authoritative guidance. As of December 31, 2010, the Company classified $2.0 million of its unrecognized tax benefits as a current liability, as these amounts are expected to be resolved in the next twelve months. The remaining $10.5 million of unrecognized tax benefits have been classified as a non-current liability, as a reasonably reliable estimate of the period of future payments, if any, could not be determined.

Quantitative and Qualitative Disclosures About Market Risk

The Company is exposed to the impact of foreign currency fluctuations. The Company's exposure to foreign currency exchange rates relates primarily to the Company's foreign subsidiaries. Exchange rates impact the U.S. dollar value of the Company's reported earnings, investments in its foreign subsidiaries, and the intercompany transactions with its foreign subsidiaries.

For the year ended December 31, 2010, approximately 29% of the Company's revenues were generated outside of the United States. These operations transact business in their functional currency. As a result, fluctuations in the value of foreign currencies against the U.S. dollar have an impact on the Company's reported results. Revenues and expenses denominated in foreign currencies are translated into U.S. dollars at the monthly average exchange rates prevailing during the period. Consequently, as the value of the U.S. dollar changes relative to the currencies of the Company's non-U.S. markets, the Company's reported results vary.

Fluctuations in currency exchange rates impact the U.S. dollar amount of the Company's stockholders' equity. The assets and liabilities of the Company's non-U.S. subsidiaries are translated into U.S. dollars at the exchange rates in effect at period end. The resulting translation adjustments are recorded in stockholders' equity as a component of accumulated other comprehensive income.

Consolidated Statements of Financial Position

(in thousands, except share amounts)

DECEMBER 31,	2010	2009
Assets		
Cash and cash equivalents	$ 315,137	$ 365,794
Accounts receivable, less allowances of $21,569 and $21,423	423,175	362,392
Current deferred income taxes	92,087	51,643
Other current assets	141,461	142,805
Total current assets	971,860	922,634
Goodwill	189,787	189,336
Other intangible assets, net	219	392
Property and equipment, net	103,651	124,658
Deferred and other income taxes	8,467	46,515
Total assets	$ 1,273,984	$ 1,283,535
Liabilities		
Accounts payable and accrued expenses	$ 93,690	$ 101,610
Accrued payroll costs and retirement obligations	314,647	265,245
Current portion of notes payable and other indebtedness	123	113
Total current liabilities	408,460	366,968
Notes payable and other indebtedness, less current portion	1,656	1,779
Other liabilities	29,497	14,978
Total liabilities	439,613	383,725
Commitments and Contingencies (Note I)		
Stockholders' Equity		
Preferred stock, $.001 par value authorized 5,000,000 shares; issued and outstanding zero shares	—	—
Common stock, $.001 par value authorized 260,000,000 shares; issued and outstanding 146,182,564 and 148,645,335 shares	146	149
Capital surplus	787,105	854,081
Accumulated other comprehensive income	47,120	45,580
Retained earnings	—	—
Total stockholders' equity	834,371	899,810
Total liabilities and stockholders' equity	$ 1,273,984	$ 1,283,535

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

Consolidated Statements of Operations

(in thousands, except per share amounts)

YEARS ENDED DECEMBER 31,	2010	2009	2008
Net service revenues	$ 3,175,093	$ 3,036,547	$ 4,600,554
Direct costs of services, consisting of payroll, payroll taxes, insurance costs and reimbursable expenses	1,981,060	1,932,868	2,686,983
Gross margin	1,194,033	1,103,679	1,913,571
Selling, general and administrative expenses	1,079,033	1,036,899	1,496,839
Amortization of intangible assets	411	1,460	2,617
Interest income, net	(579)	(1,443)	(5,161)
Income before income taxes	115,168	66,763	419,276
Provision for income taxes	49,099	29,500	169,095
Net income	$ 66,069	$ 37,263	$ 250,181
Net income available to common stockholders	$ 63,729	$ 35,067	$ 242,744
Net income per share (Note L):			
Basic	$ .45	$ .24	$ 1.60
Diluted	$ .44	$ .24	$ 1.59
Shares:			
Basic	142,833	145,912	151,607
Diluted	144,028	146,611	152,528
Cash dividends declared per share	$ .52	$ .48	$ .44

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

Consolidated Statements of Stockholders' Equity

(in thousands, except per share amounts)

YEARS ENDED DECEMBER 31,	2010	2009	2008
Common Stock—Shares:			
Balance at beginning of period	148,645	150,943	158,058
Net issuances of restricted stock	1,574	2,400	2,240
Repurchases of common stock	(5,762)	(6,398)	(11,000)
Exercises of stock options	1,726	1,700	1,645
Balance at end of period	146,183	148,645	150,943
Common Stock—Par Value:			
Balance at beginning of period	$ 149	$ 151	$ 158
Net issuances of restricted stock	1	2	2
Repurchases of common stock	(6)	(6)	(11)
Exercises of stock options	2	2	2
Balance at end of period	$ 146	$ 149	$ 151
Capital Surplus:			
Balance at beginning of period	$ 854,081	$ 949,474	$ 915,038
Net issuances of restricted stock at par value	(1)	(2)	(2)
Repurchases of common stock—excess over par value	(103,153)	(112,549)	(63,913)
Cash dividends ($.52 per share and $.48 per share)	(63,147)	(72,459)	—
Exercises of stock options—excess over par value	38,353	24,949	27,478
Stock-based compensation expense	57,119	61,148	68,680
Tax impact of equity incentive plans	3,853	3,520	2,193
Balance at end of period	$ 787,105	$ 854,081	$ 949,474
Accumulated Other Comprehensive Income:			
Balance at beginning of period	$ 45,580	$ 34,263	$ 68,853
Translation adjustments	1,540	11,317	(34,590)
Balance at end of period	$ 47,120	$ 45,580	$ 34,263
Retained Earnings:			
Balance at beginning of period	$ —	$ —	$ —
Repurchases of common stock—excess over par value	(52,301)	(37,263)	(181,573)
Cash dividends ($.52 per share and $.44 per share)	(13,768)	—	(68,608)
Net income	66,069	37,263	250,181
Balance at end of period	$ —	$ —	$ —
Comprehensive Income:			
Net income	$ 66,069	$ 37,263	$ 250,181
Translation adjustments	1,540	11,317	(34,590)
Total comprehensive income	$ 67,609	$ 48,580	$ 215,591

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

Consolidated Statements of Cash Flows

(in thousands)

YEARS ENDED DECEMBER 31,	2010	2009	2008
Cash Flows From Operating Activities:			
Net income	$ 66,069	$ 37,263	$ 250,181
Adjustments to reconcile net income to net cash provided by operating activities:			
Amortization of intangible assets	411	1,460	2,617
Depreciation expense	55,547	63,806	70,593
Stock-based compensation expense—restricted stock and stock units	56,949	60,320	63,571
Stock-based compensation expense—stock options	170	828	5,109
Excess tax benefits from stock-based compensation	(5,814)	(4,751)	(3,688)
Provision for deferred income taxes	7,370	5,752	(6,043)
Provision for doubtful accounts receivable	6,795	(839)	18,137
Changes in assets and liabilities, net of effects of acquisitions:			
(Increase) decrease in accounts receivable	(68,008)	133,541	67,283
Increase (decrease) in accounts payable, accrued expenses, accrued payroll costs and retirement obligations	41,626	(52,210)	(5,238)
Increase (decrease) in income taxes payable	1,490	(3,830)	(12,941)
Change in other assets, net of change in other liabilities	13,278	(1,187)	(2,456)
Net cash flows provided by operating activities	175,883	240,153	447,125
Cash Flows From Investing Activities:			
Payment for acquisitions, net of cash acquired	(585)	—	(272)
Capital expenditures	(35,088)	(41,248)	(73,413)
Increase in trusts for employee benefits and retirement plans	(3,424)	(4,719)	(21,116)
Net cash flows used in investing activities	(39,097)	(45,967)	(94,801)
Cash Flows From Financing Activities:			
Repurchases of common stock	(155,460)	(149,818)	(245,497)
Cash dividends paid	(76,591)	(72,149)	(68,608)
Decrease in notes payable and other indebtedness	(113)	(105)	(1,980)
Excess tax benefits from stock-based compensation	5,814	4,751	3,688
Proceeds from exercises of stock options	38,355	24,951	27,480
Net cash flows used in financing activities	(187,995)	(192,370)	(284,917)
Effect of exchange rate changes on cash and cash equivalents	552	9,222	(22,651)
Net (decrease) increase in cash and cash equivalents	(50,657)	11,038	44,756
Cash and cash equivalents at beginning of period	365,794	354,756	310,000
Cash and cash equivalents at end of period	$ 315,137	$ 365,794	$ 354,756
Supplemental Disclosures of Cash Flow Information:			
Cash paid during the year for:			
Interest	$ 599	$ 441	$ 485
Income taxes, net of refunds	$ 38,249	$ 21,759	$ 192,205

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

Notes to Consolidated Financial Statements

Note A—Summary of Significant Accounting Policies

Nature of Operations. Robert Half International Inc. (the "Company") provides specialized staffing and risk consulting services through such divisions as *Accountemps®, Robert Half® Finance & Accounting, OfficeTeam®, Robert Half® Technology, Robert Half® Management Resources, Robert Half® Legal, The Creative Group®*, and *Protiviti®*. The Company, through its *Accountemps, Robert Half Finance & Accounting*, and *Robert Half Management Resources* divisions, is a specialized provider of temporary, full-time, and project professionals in the fields of accounting and finance. *OfficeTeam* specializes in highly skilled temporary administrative support personnel. *Robert Half Technology* provides information technology professionals. *Robert Half Legal* provides temporary, project, and full-time staffing of attorneys and specialized support personnel within law firms and corporate legal departments. *The Creative Group* provides project staffing in the advertising, marketing, and web design fields. *Protiviti* provides business consulting and internal audit services, and is a wholly-owned subsidiary of the Company. Revenues are predominantly derived from specialized staffing services. The Company operates in North America, South America, Europe, Asia and Australia. The Company is a Delaware corporation.

Basis of Presentation. The Consolidated Financial Statements ("Financial Statements") of the Company are prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") and the rules of the Securities and Exchange Commission ("SEC"). Certain reclassifications have been made to prior years' financial statements to conform to the 2010 presentation.

Principles of Consolidation. The Financial Statements include the accounts of the Company and its subsidiaries, all of which are wholly-owned. All intercompany balances have been eliminated.

Use of Estimates. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. As of December 31, 2010, such estimates included allowances for uncollectible accounts receivable, workers' compensation losses and income and other taxes. Management estimates are also utilized in the Company's goodwill impairment assessment.

Revenue Recognition. The Company derives its revenues from three segments: temporary and consultant staffing, permanent placement staffing, and risk consulting and internal audit services. Net service revenues as presented on the Consolidated Statements of Operations represent services rendered to customers less sales adjustments and allowances. Reimbursements, including those related to travel and out-of-pocket expenses, are also included in net service revenues, and equivalent amounts of reimbursable expenses are included in direct costs of services. The Company records revenue on a gross basis as a principal versus on a net basis as an agent in the presentation of revenues and expenses. The Company has concluded that gross reporting is appropriate because the Company (i) has the risk of identifying and hiring qualified employees, (ii) has the discretion to select the employees and establish their price and duties and (iii) bears the risk for services that are not fully paid for by customers.

Temporary and consultant staffing revenues—Temporary and consultant staffing revenues are recognized when the services are rendered by the Company's temporary employees. Employees placed on temporary assignment by the Company are the Company's legal employees while they are working on assignments. The Company pays all related costs of employment, including workers' compensation insurance, state and federal unemployment taxes, social security and certain fringe benefits. The Company assumes the risk of acceptability of its employees to its customers.

Permanent placement staffing revenues—Permanent placement staffing revenues are recognized when employment candidates accept offers of permanent employment. The Company has a substantial history of estimating the effect of permanent placement candidates who do not remain with its clients through the 90-day guarantee period. Allowances are established to estimate these losses. Fees to clients are generally calculated as a percentage of the new employee's annual compensation. No fees for permanent placement services are charged to employment candidates.

Risk consulting and internal audit revenues—Risk consulting and internal audit services are generally provided on a time-and-material basis or fixed-fee basis. Revenues earned under time-and-material arrangements are recognized as services are provided. Revenues on fixed-fee arrangements are recognized using a proportional performance method as hours are incurred relative to total estimated hours for the engagement. The Company periodically evaluates the need to provide for any losses on these projects, and losses are recognized when it is probable that a loss will be incurred.

Costs of Services. Direct costs of temporary and consultant staffing services consist of payroll, payroll taxes and insurance costs for the Company's temporary employees, as well as reimbursable expenses. Direct costs of permanent placement staffing services consist of reimbursable expenses. Risk consulting and internal audit costs of services include professional staff payroll, payroll taxes and insurance costs, as well as reimbursable expenses.

Advertising Costs. The Company expenses all advertising costs as incurred. Advertising expense totaled $37.9 million, $32.2 million and $50.2 million for the years ended December 31, 2010, 2009 and 2008, respectively.

Comprehensive Income. Comprehensive income includes net income and certain other items that are recorded directly to Stockholders' Equity. The Company's only source of other comprehensive income is foreign currency translation adjustments.

Fair Value of Financial Instruments. The Company does not have any financial instruments which require re-measurement to fair value. The carrying values of cash and cash equivalents, accounts receivable, accounts payable and accrued expenses represent fair value based upon their short-term nature.

Cash and Cash Equivalents. The Company considers all highly liquid investments with a maturity at the date of purchase of three months or less as cash equivalents.

Goodwill and Intangible Assets. Goodwill and intangible assets primarily consist of the cost of acquired companies in excess of the fair market value of their net tangible assets at the date of acquisition. Identifiable intangible assets are amortized over their lives, typically ranging from two to five years. Goodwill is not amortized, but is tested at least annually for impairment. The Company completed its annual goodwill impairment analysis as of June 30 in each of the three years ended December 31, 2010, and determined that no adjustment to the carrying value of goodwill was required.

Income Tax Assets and Liabilities. In establishing its deferred income tax assets and liabilities, the Company makes judgments and interpretations based on the enacted tax laws and published tax guidance that are applicable to its operations. Deferred tax assets and liabilities are measured and recorded using current enacted tax rates, which the Company expects will apply to taxable income in the years in which those temporary differences are recovered or settled. The likelihood of a material change in the Company's expected realization of these assets is dependent on future taxable income, its ability to use foreign tax credit carryforwards and carrybacks, final U.S. and foreign tax settlements, and the effectiveness of its tax planning strategies in the various relevant jurisdictions.

Workers' Compensation. Except for states which require participation in state-operated insurance funds, the Company retains the economic burden for the first $0.5 million per occurrence in workers' compensation claims. Workers' compensation includes ongoing healthcare and indemnity coverage for claims and may be paid over numerous years following the date of injury. Claims in excess of $0.5 million are insured. Workers' compensation expense includes the insurance premiums for claims in excess of $0.5 million, claims administration fees charged by the Company's workers' compensation administrator, premiums paid to state-operated insurance funds, and an estimate for the Company's liability for Incurred But Not Reported ("IBNR") claims and for the ongoing development of existing claims.

The accrual for IBNR claims and for the ongoing development of existing claims in each reporting period includes estimates. The Company has established reserves for workers' compensation claims using loss development rates which are estimated using periodic third party actuarial valuations based upon historical loss statistics which include the Company's historical frequency and severity of workers' compensation claims, and an estimate of future cost trends. While management believes that its assumptions and estimates are appropriate, significant differences in actual experience or significant changes in assumptions may materially affect the Company's future results.

Foreign Currency Translation. The results of operations of the Company's foreign subsidiaries are translated at the monthly average exchange rates prevailing during the period. The financial position of the Company's foreign subsidiaries is translated at the current exchange rates at the end of the period, and the related translation adjustments are recorded as a component of accumulated other comprehensive income within Stockholders' Equity. Gains and losses resulting from foreign currency transactions are included as a component of selling, general and administrative expenses in the Consolidated Statements of Operations, and have not been material for all periods presented.

Stock-based Compensation. Under various stock plans, officers, employees and outside directors have received or may receive grants of restricted stock, stock units, stock appreciation rights or options to purchase common stock.

Compensation expense for restricted stock and stock units is generally recognized on a straight-line basis over the vesting period, based on the stock's fair market value on the grant date. For restricted stock grants issued with performance conditions, compensation expense is recognized over each vesting tranche. The Company recognizes compensation expense for only the portion of restricted stock and stock units that is expected to vest, rather than record forfeitures when they occur. If the actual number of forfeitures differs from those estimated by management, additional adjustments to compensation expense may be required in future periods. For purposes of calculating stock-based compensation expense for retirement-eligible employees, the service period is assumed to be met on the grant date or retirement-eligible date, whichever is later.

No stock appreciation rights have been granted under the Company's existing stock plans.

The Company determines the fair value of options to purchase common stock using the Black-Scholes valuation model. The Company recognizes expense over the service period for options that are expected to vest and records adjustments to compensation expense at the end of the service period if actual forfeitures differ from original estimates. The Company has not granted any options to purchase common stock since 2006.

Property and Equipment. Property and equipment are recorded at cost. Depreciation expense is computed using the straight-line method over the following useful lives:

Computer hardware	2 to 3 years
Computer software	2 to 5 years
Furniture and equipment	5 years
Leasehold improvements	Term of lease, 5 years maximum

Internal-use Software. The Company capitalizes direct costs incurred in the development of internal-use software. Amounts capitalized are reported as a component of computer software within property and equipment. The Company capitalized approximately $10.5 million, $16.7 million and $16.2 million of internal-use software development costs for the years ended December 31, 2010, 2009 and 2008, respectively.

Note B—New Accounting Pronouncements

Transfers of Financial Assets. In June 2009, the Financial Accounting Standards Board ("FASB") issued authoritative guidance which requires entities to provide more information regarding sales of securitized financial assets and similar transactions, particularly if the seller retains some risk with respect to the assets. This authoritative guidance was effective for fiscal years beginning after November 15, 2009. The adoption of this guidance did not have an impact on the Company's 2010 Financial Statements.

Variable Interest Entities. In June 2009, the FASB issued authoritative guidance designed to improve financial reporting by companies involved with variable interest entities and to provide more relevant and reliable information to users of financial statements. This authoritative guidance was effective for fiscal years beginning after November 15, 2009. The adoption of this guidance did not have an impact on the Company's 2010 Financial Statements.

Fair Value Measurements and Disclosures. In January 2010, the FASB issued authoritative guidance which requires certain new disclosures and clarifies certain existing disclosure requirements about fair value measurement as set forth in the FASB Codification. This authoritative guidance was effective for interim and annual periods beginning after December 15, 2009. The adoption of this guidance did not have an impact on the Company's 2010 Financial Statements.

Subsequent Events. In February 2010, the FASB issued authoritative guidance which removes the requirement for an SEC filer to disclose a date through which subsequent events have been evaluated in both issued and revised financial statements. This authoritative guidance became effective upon issuance. The adoption of this guidance did not have an impact on the Company's 2010 Financial Statements.

Revenue Recognition—Multiple-Deliverable Revenue Arrangements. In October 2009, the FASB issued authoritative guidance which addresses the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than as a combined unit. This guidance establishes a selling price hierarchy for determining the selling price of a deliverable. This guidance also eliminates the residual method of allocation and requires that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. Furthermore, this guidance significantly expands required disclosures related to a vendor's multiple-deliverable revenue arrangements. This authoritative guidance is effective for fiscal years beginning on or after June 15, 2010. The Company does not expect the adoption of this guidance to have a material effect on its Financial Statements.

Business Combinations. In December 2010, the FASB issued authoritative guidance which specifies that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combinations that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. Furthermore, this guidance expands the supplemental pro forma disclosure requirement. This authoritative guidance is effective prospectively for business combinations with acquisition date on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. The Company does not expect the adoption of this guidance to have a material effect on its Financial Statements.

Note C—Other Current Assets

Other current assets consisted of the following (in thousands):

DECEMBER 31,	2010	2009
Deposits in trusts for employee benefits and retirement plans	$ 82,335	$ 77,014
Other	59,126	65,791
	$ 141,461	$ 142,805

Note D—Goodwill

The following table sets forth the activity in goodwill from December 31, 2008, through December 31, 2010 (in thousands):

	Goodwill
Balance as of December 31, 2008	$ 187,530
Translation adjustments	1,806
Balance as of December 31, 2009	189,336
Acquisitions	271
Translation adjustments	180
Balance as of December 31, 2010	$ 189,787

Note E—Property and Equipment, Net

Property and equipment consisted of the following (in thousands):

DECEMBER 31,	2010	2009
Computer hardware	$ 115,518	$ 121,063
Computer software	232,657	222,464
Furniture and equipment	115,730	130,296
Leasehold improvements	116,241	127,613
Other	14,716	15,248
Property and equipment, cost	594,862	616,684
Accumulated depreciation	(491,211)	(492,026)
Property and equipment, net	$ 103,651	$ 124,658

Note F—Accrued Payroll Costs and Retirement Obligations

Accrued payroll costs and retirement obligations consisted of the following (in thousands):

DECEMBER 31,	2010	2009
Payroll and benefits	$ 153,329	$ 126,874
Employee retirement obligations	80,716	75,392
Workers' compensation	24,136	25,730
Payroll taxes	56,466	37,249
	$ 314,647	$ 265,245

Included in employee retirement obligations is $68 million at December 31, 2010, and $64 million at December 31, 2009, related to the Company's Chief Executive Officer for a deferred compensation plan and other benefits.

Note G—Notes Payable and Other Indebtedness

The Company issued promissory notes as well as other forms of indebtedness in connection with certain acquisitions and other payment obligations. These are due in varying installments, carry varying interest rates and, in aggregate, amounted to $1.8 million at December 31, 2010, and $1.9 million at December 31, 2009. At December 31, 2010, $1.7 million of the notes were collateralized by a standby letter of credit. The following table shows the schedule of maturities for notes payable and other indebtedness at December 31, 2010 (in thousands):

2011	$ 123
2012	111
2013	117
2014	128
2015	140
Thereafter	1,160
	$ 1,779

At December 31, 2010, the notes carried fixed rates and the weighted average interest rate for the above was approximately 9.0% for each of the years ended December 31, 2010, 2009 and 2008.

The Company has an uncommitted letter of credit facility ("the facility") of up to $35.0 million, which is available to cover the issuance of debt support standby letters of credit. The Company had used $22.0 million in debt support standby letters of credit as of December 31, 2010, and $24.6 million as of December 31, 2009. Of the debt support standby letters of credit outstanding, $20.2 million as of December 31, 2010 and $22.7 million as of December 31, 2009, satisfies workers' compensation insurer's collateral requirements. There is a service fee of 1.75% on the used portion of the facility. The facility is subject to certain financial covenants and expires on August 31, 2011. The Company intends to renew this facility prior to its August 31, 2011, expiration.

Note H—Income Taxes

The provision (benefit) for income taxes for the years ended December 31, 2010, 2009 and 2008, consisted of the following (in thousands):

YEARS ENDED DECEMBER 31,	2010	2009	2008
Current:			
Federal	$ 18,085	$ 14,571	$ 97,262
State	7,412	4,008	28,046
Foreign	16,232	5,169	49,830
Deferred:			
Federal and state	3,654	10,412	(6,569)
Foreign	3,716	(4,660)	526
	$ 49,099	$ 29,500	$ 169,095

Income before the provision for income taxes for the years ended December 31, 2010, 2009 and 2008, consisted of the following (in thousands):

YEARS ENDED DECEMBER 31,	2010	2009	2008
Domestic	$ 88,065	$ 66,756	$ 337,402
Foreign	27,103	7	81,874
	$ 115,168	$ 66,763	$ 419,276

The income taxes shown above varied from the statutory federal income tax rates for these periods as follows:

YEARS ENDED DECEMBER 31,	2010	2009	2008
Federal U.S. income tax rate	35.0%	35.0%	35.0%
State income taxes, net of federal tax benefit	2.0	2.0	4.4
Tax-free interest income	—	(0.3)	(0.2)
Non-deductible expenses	2.7	4.8	0.9
Non-U.S. income taxed at different rates, net of foreign tax credits	3.4	8.0	(0.1)
Federal tax credits	(1.3)	(2.5)	(0.4)
Tax impact of uncertain tax positions	0.2	(5.1)	0.5
Other, net	0.6	2.3	0.2
Effective tax rate	42.6%	44.2%	40.3%

The deferred portion of the tax provision (benefit) consisted of the following (in thousands):

YEARS ENDED DECEMBER 31,	2010	2009	2008
Amortization of franchise rights	$ 570	$ 628	$ 824
Amortization of other intangibles	961	535	366
Accrued expenses, deducted for tax when paid	4,423	5,069	(6,398)
Capitalized costs for books, deducted for tax	4,693	6,809	7,577
Depreciation	(951)	(9,804)	(2,113)
Federal impact of unrecognized tax benefits	(921)	1,353	831
Foreign tax credit carryforwards	(5,719)	5,434	(5,434)
Other, net	4,314	(4,272)	(1,696)
	$ 7,370	$ 5,752	$ (6,043)

The deferred income tax amounts included on the Consolidated Statements of Financial Position are composed of the following (in thousands):

DECEMBER 31,	2010	2009
Current deferred income tax assets, net	$ 92,087	$ 51,643
Long-term deferred income tax (liabilities) assets, net	(1,379)	46,515
	$ 90,708	$ 98,158

The components of the deferred income tax amounts at December 31, 2010 and 2009, were as follows (in thousands):

DECEMBER 31,	2010	2009
Deferred Income Tax Assets		
Provision for bad debts	$ 7,299	$ 6,778
Employee retirement and other benefit obligations	49,028	46,177
Workers' compensation	8,284	9,008
Deferred compensation	18,909	29,406
Credits and net operating loss carryforwards	47,847	32,971
Property and equipment basis differences	—	36
Other	18,727	16,734
Total deferred income tax assets	150,094	141,110
Deferred Income Tax Liabilities		
Amortization of intangible assets	(18,819)	(17,287)
Property and equipment basis differences	(3,203)	—
Other	(6,381)	(4,505)
Total deferred income tax liabilities	(28,403)	(21,792)
Valuation allowance	(30,983)	(21,160)
Total deferred income tax assets, net	$ 90,708	$ 98,158

The Company has net operating loss carryforwards in a number of states. The tax benefit of these net operating losses is $0.4 million. These state net operating losses expire in 2013 and later. The Company has net operating loss carryforwards in foreign countries. The tax benefit of these net operating losses is $28.6 million. These net operating losses expire in 2011 and later.

The Company has not provided deferred income taxes or foreign withholding taxes on $2.0 million and $2.7 million of undistributed earnings of its non-U.S. subsidiaries as of December 31, 2010 and 2009, respectively, since the Company intends to reinvest these earnings indefinitely. The Company would have zero U.S. tax impact upon repatriation, net of foreign tax credits, for the year ended December 31, 2010. The U.S. tax impact upon repatriation, net of foreign tax credits, would be $0.3 million for the year ended December 31, 2009.

FASB authoritative guidance prescribes a recognition threshold and measurement attribute criteria for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The literature also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

The following table reconciles the total amounts of gross unrecognized tax benefits from January 1, 2008 to December 31, 2010 (in thousands):

DECEMBER 31,	2010	2009	2008
Balance at beginning of period	$ 13,135	$ 20,485	$ 5,783
Gross increases—tax positions in prior years	910	2,152	15,144
Gross decreases—tax positions in prior years	(493)	(6,592)	(332)
Gross increases—tax positions in current year	64	130	493
Settlements	(1,111)	(3,040)	(543)
Lapse of statute of limitations	—	—	(60)
Balance at end of period	$ 12,505	$ 13,135	$ 20,485

The total amount of unrecognized tax benefits that, if recognized, would impact the effective tax rate is $3.5 million, $3.0 million and $2.9 million for 2010, 2009 and 2008, respectively.

The Company's continuing practice is to recognize interest and penalties related to income tax matters in income tax expense. The total amount of interest and penalties accrued as of December 31, 2010, is $5.7 million, including a $0.4 million increase recorded in income tax expense during the year. The total amount of interest and penalties accrued as of December 31, 2009, was $5.6 million, including a $2.8 million reduction recorded in income tax expense during the year. The total amount of interest and penalties accrued as of December 31, 2008, was $7.9 million, including a $3.1 million increase recorded in income tax expense during the year.

The Company believes it is reasonably possible that the settlement of certain tax uncertainties could occur within the next twelve months; accordingly, $2.0 million, $11.1 million and $18.4 million of the unrecognized gross tax benefit has been classified as a current liability as of December 31, 2010, 2009 and 2008, respectively. These amounts primarily represent unrecognized tax benefits composed of items related to assessed state income tax audits and settlement negotiations.

The Company's major income tax jurisdictions are the United States and Canada. For U.S. federal income tax, the Company remains subject to examination for 2002 and subsequent years. For major U.S. states, with few exceptions, the Company remains subject to examination for 2003 and subsequent years. For Canada, the Company remains subject to examination for 2002 and subsequent years.

Note I—Commitments and Contingencies

Rental expense, primarily for office premises, amounted to $103.6 million, $107.8 million and $108.8 million for the years ended December 31, 2010, 2009 and 2008, respectively. The approximate minimum rental commitments for 2011 and thereafter under non-cancelable leases in effect at December 31, 2010 were as follows (in thousands):

2011	$ 98,690
2012	84,872
2013	61,717
2014	46,745
2015	36,891
Thereafter	114,006
	$ 442,921

Additionally, as of December 31, 2010, the Company had future purchase commitments of approximately $28 million over the next three years primarily related to telecom service agreements, software licenses and subscriptions, and computer hardware and software maintenance agreements.

On September 10, 2004, Plaintiff Mark Laffitte, on behalf of himself and a putative class of salaried Account Executives and Staffing Managers, filed a complaint in California Superior Court naming the Company and three of its wholly owned subsidiaries as Defendants. The complaint alleges that salaried Account Executives and Staffing Managers based in California have been misclassified under California law as exempt employees and seeks an unspecified amount for unpaid overtime pay alleged to be due to them had they been paid as non-exempt hourly employees. In addition, the Plaintiff seeks an unspecified amount for statutory penalties for alleged violations of the California Labor Code arising from the alleged misclassification of these employees as exempt employees. On September 18, 2006, the Court issued an order certifying a class with respect to claims for alleged unpaid overtime pay and related statutory penalties but denied certification with respect to claims relating to meal periods and rest time breaks. The Court has stayed the litigation until a decision by the California Supreme Court in a case titled *Pellegrino, et al. v. Robert Half International Inc.* As previously disclosed, the Company believes that *Pellegrino* is not a material pending legal proceeding. However, rulings by the California Supreme Court in *Pellegrino* or in *Harris v. Superior Court*, a case unrelated to the Company, may have a material adverse bearing on the Company's position in this litigation. At this stage of the litigation, it is not feasible to predict the outcome of or a range of loss, should a loss occur, from this proceeding, and accordingly, no amounts have been provided in the accompanying financial statements. The Company believes it has meritorious defenses to the allegations, and the Company intends to continue to vigorously defend against the litigation.

On September 24, 2007, Plaintiff Van Williamson, on behalf of himself and a putative class of salaried Account Executives and Staffing Managers, filed a complaint in California Superior Court naming the Company and three of its wholly owned subsidiaries as Defendants. The complaint alleges that salaried Account Executives and Staffing Managers based in California were not provided meal periods, paid rest periods, and accurate itemized wage statements. It seeks one hour of wages for each employee for each meal and rest period missed during the statutory liability period. It also seeks an unspecified amount for statutory penalties for alleged violations of the California Labor Code arising from the alleged failure to provide the meal and rest periods and accurate itemized wage statements. The allegations in the complaint are substantially similar to the allegations included in the complaint filed by Mark Laffitte described above. The Court stayed the litigation pending the California Supreme Court's decisions in two cases unrelated to the Company: *Brinker Restaurant Corp. v. Superior Court* and *Harris*, a case previously referenced in this Note I. A ruling in the *Harris* case, the *Brinker* case, and/or the *Pellegrino* case previously referenced in this Note I, may have a material adverse bearing on the Company's position in this litigation. At this stage of the litigation, it is not feasible to predict the outcome of or a range of loss, should a loss occur, from this proceeding, and accordingly, no amounts have been provided in the accompanying financial statements. The Company believes it has meritorious defenses to the allegations, and the Company intends to continue to vigorously defend against the litigation.

On April 23, 2010, Plaintiffs David Opalinski and James McCabe, on behalf of themselves and a putative class of similarly situated Staffing Managers, filed a Complaint in the United States District Court for the District of New Jersey naming the Company and one of its subsidiaries as Defendants. The Complaint alleges that salaried Staffing Managers located throughout the U.S. have been misclassified as exempt from the Fair Labor Standards Act's overtime pay requirements. Plaintiffs seek an unspecified amount for unpaid overtime on behalf of themselves and the class they purport to represent. Plaintiffs also seek an unspecified amount for statutory penalties, attorneys' fees and other damages. At this stage of the litigation, it is not feasible to predict the outcome of or a range of loss, should a loss occur, from this proceeding and, accordingly, no amounts have been provided in the Company's financial statements. The Company believes it has meritorious defenses to the allegations, and the Company intends to vigorously defend against the litigation.

The Company is involved in a number of other lawsuits arising in the ordinary course of business. While management does not expect any of these other matters to have a material adverse effect on the Company's results of operations, financial position or cash flows, litigation is subject to certain inherent uncertainties.

Legal costs associated with the resolution of claims, lawsuits and other contingencies are expensed as incurred.

Note J—Stockholders' Equity

Stock Repurchase Program. As of December 31, 2010, the Company is authorized to repurchase, from time to time, up to 11.4 million additional shares of the Company's common stock on the open market or in privately negotiated transactions, depending on market conditions. During the years ended December 31, 2010, 2009 and 2008, the Company repurchased approximately 3.7 million shares, 4.7 million shares and 9.4 million shares of common stock on the open market for a total cost of $96 million, $110 million and $203 million, respectively. Additional stock repurchases were made in connection with employee stock plans, whereby Company shares were tendered by employees for the payment of exercise price and applicable statutory withholding taxes. During the years ended December 31, 2010, 2009 and 2008, such repurchases totaled approximately 2.1 million shares, 1.7 million shares and 1.6 million shares at a cost of $59 million, $40 million and $42 million, respectively. Repurchases of shares have been funded with cash generated from operations.

The repurchased shares are held in treasury and are presented as if constructively retired. Treasury stock is accounted for using the cost method. Treasury stock activity for each of the three years ended December 31, 2010, (consisting of stock option exercises and the purchase of shares for the treasury) is presented in the Consolidated Statements of Stockholders' Equity.

Cash Dividends. The Company's Board of Directors may at their discretion declare and pay dividends upon the shares of the Company's stock either out of the Company's retained earnings or capital surplus. During the years ended December 31, 2010, 2009 and 2008, the Company declared cash dividends of $.52 per share, $.48 per share and $.44 per share, respectively.

Repurchases of shares and issuances of cash dividends are applied first to the extent of retained earnings and any remaining amounts are applied to capital surplus. As a result, the Company had no retained earnings as of December 31, 2010, 2009 and 2008.

Note K—Stock Plans

Under various stock plans, officers, employees, and outside directors have received or may receive grants of restricted stock, stock units, stock appreciation rights or options to purchase common stock. Grants have been made at the discretion of the Committees of the Board of Directors. Grants generally vest over four years. Shares offered under the plan are authorized but unissued shares or treasury shares.

Options currently outstanding under the plans have an exercise price equal to the fair market value of the Company's common stock at the date of grant and consist of non-statutory stock options under the Internal Revenue Code, and generally have a term of 10 years.

Recipients of restricted stock do not pay any cash consideration to the Company for the shares, have the right to vote all shares subject to such grant, and for grants made prior to July 28, 2009, receive all dividends with respect to such shares on the dividend payment dates, whether or not the shares have vested as long as any performance condition has been met. Restricted stock grants made on or after July 28, 2009, contain forfeitable rights to dividends. Dividends for these grants are accrued on the dividend payment dates but are not paid until the shares vest, and dividends accrued for shares that ultimately do not vest are forfeited. Recipients of stock units do not pay any cash consideration for the units, do not have the right to vote, and do not receive dividends with respect to such units. Compensation expense for restricted stock and stock units is generally recognized on a straight-line basis over the vesting period, based on the stock's fair market value on the grant date. For restricted stock grants issued with performance conditions, compensation expense is recognized over each vesting tranche.

FASB authoritative guidance requires that excess tax benefits be recognized as an addition to capital surplus and that unrealized tax benefits be recognized as income tax expense unless there are excess tax benefits from previous equity awards to which it can be offset. The Company calculates the amount of eligible excess tax benefits that are available to offset future tax shortfalls in accordance with the long-form method described in the FASB authoritative guidance.

The Company determines the fair value of options to purchase common stock using the Black-Scholes valuation model. The Company recognizes expense over the service period for options that are expected to vest and records adjustments to compensation expense at the end of the service period if actual forfeitures differ from original estimates. The Company has not granted any options to purchase common stock since 2006.

The Company recognizes compensation expense for only the portion of restricted stock and stock units that is expected to vest, rather than record forfeitures when they occur, as previously permitted. If the actual number of forfeitures differs from those estimated by management, additional adjustments to compensation expense may be required in future periods. For purposes of calculating stock-based compensation expense for retirement-eligible employees, the service period is assumed to be met on the grant date or retirement-eligible date, whichever is later.

Stock-based compensation expense related to stock options for the years ended December 31, 2010, 2009 and 2008, was $0.2 million, $0.8 million and $5.1 million, respectively. Stock-based compensation expense related to restricted stock and stock units for the years ended December 31, 2010, 2009 and 2008, was $56.9 million, $60.3 million and $63.6 million, respectively. As of December 31, 2010, the Company had zero unrecognized compensation cost, net of estimated forfeitures, related to stock options and $62.9 million related to restricted stock. As of December 31, 2009 and 2008, total unrecognized compensation cost, net of estimated forfeitures, was $0.2 million and $0.6 million, respectively, related to stock options and $80.3 million and $100.4 million, respectively, related to restricted stock and stock units. The unrecognized compensation cost is expected to be recognized over the next 4 years.

The following table reflects activity under all stock plans from December 31, 2007 through December 31, 2010, and the weighted average exercise prices (in thousands, except per share amounts):

	Restricted Stock Plans		Stock Option Plans	
	Number of Shares/ Units	Weighted Average Grant Date Fair Value	Number of Shares	Weighted Average Exercise Price Per Share
Outstanding, December 31, 2007	4,378	$ 33.88	11,276	$ 20.51
Granted	2,754	$ 26.60	—	—
Exercised	—	—	(1,645)	$ 16.71
Restrictions lapsed	(1,847)	$ 31.08	—	—
Forfeited	(283)	$ 32.20	(453)	$ 24.61
Outstanding, December 31, 2008	5,002	$ 31.00	9,178	$ 20.98
Granted	2,827	$ 16.36	—	—
Exercised	—	—	(1,700)	$ 14.68
Restrictions lapsed	(2,125)	$ 27.80	—	—
Forfeited	(335)	$ 25.98	(189)	$ 25.42
Outstanding, December 31, 2009	5,369	$ 24.87	7,289	$ 22.34
Granted	1,545	$ 26.81	—	—
Exercised	—	—	(1,726)	$ 22.22
Restrictions lapsed	(2,722)	$ 28.17	—	—
Forfeited	(196)	$ 23.48	(247)	$ 29.66
Outstanding, December 31, 2010	3,996	$ 23.44	5,316	$ 22.04

The total pre-tax intrinsic value of stock options exercised during the years ended December 31, 2010, 2009 and 2008, was $9.6 million, $15.5 million and $16.5 million, respectively. The total fair value of shares vested during the years ended December 31, 2010, 2009 and 2008, was $79.4 million, $51.0 million and $44.0 million, respectively.

The following table summarizes information about options outstanding and options exercisable as of December 31, 2010 (in thousands, except number of years and per share amounts):

	Options Outstanding				Options Exercisable			
Range of Exercise Prices	Number Outstanding as of December 31, 2010	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Aggregate Intrinsic Value	Number Exercisable as of December 31, 2010	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Aggregate Intrinsic Value
$12.22 to $16.95	1,746	1.90	$ 16.63	$ 24,388	1,746	1.90	$ 16.63	$ 24,388
$17.06 to $22.86	1,516	2.35	$ 21.49	13,815	1,516	2.35	$ 21.49	13,815
$22.97 to $26.56	1,384	2.85	$ 25.90	6,505	1,384	2.85	$ 25.90	6,505
$26.61 to $33.89	670	3.37	$ 29.37	824	670	3.37	$ 29.37	824
	5,316	2.46	$ 22.04	$ 45,532	5,316	2.46	$ 22.04	$ 45,532

The aggregate intrinsic value in the preceding table represents the total pre-tax intrinsic value, based on the Company's closing stock price of $30.60 as of December 31, 2010, which would have been received by the option holders had they exercised their in-the-money options as of that date.

At December 31, 2010, the total number of available shares to grant under the plans (consisting of either restricted stock, stock units, stock appreciation rights or options to purchase common stock) was approximately 8.6 million. All of the 5.3 million options outstanding at December 31, 2010, were exercisable with a weighted average exercise price of $22.04.

Note L—Net Income Per Share

The calculation of net income per share for the three years ended December 31, 2010 is reflected in the following table (in thousands, except per share amounts):

YEARS ENDED DECEMBER 31,	2010	2009	2008
Basic net income per share:			
Net income	$ 66,069	$ 37,263	$ 250,181
Income allocated to participating securities	2,340	2,196	7,469
Net income available to common stockholders	$ 63,729	$ 35,067	$ 242,712
Basic weighted average shares	142,833	145,912	151,607
Basic net income per share	$ .45	$ .24	$ 1.60
Diluted net income per share:			
Net income	$ 66,069	$ 37,263	$ 250,181
Income allocated to participating securities	2,340	2,196	7,437
Net income available to common stockholders	$ 63,729	$ 35,067	$ 242,744
Basic weighted average shares	142,833	145,912	151,607
Dilutive effect of potential common shares	1,195	699	921
Diluted weighted average shares	144,028	146,611	152,528
Diluted net income per share	$ .44	$ .24	$ 1.59

Potential common shares include the dilutive effect of stock options, unvested performance-based restricted stock, restricted stock which contain forfeitable rights to dividends, and stock units. The weighted average diluted common shares outstanding for the years ended December 31, 2010, 2009 and 2008, respectively, excludes the effect of 0.8 million, 4.5 million, and 2.8 million anti-dilutive potential common shares. Employee stock options will have a dilutive effect under the treasury method only when the respective period's average market value of the Company's common stock exceeds the exercise proceeds. Under the treasury method, exercise proceeds include the amount the employee must pay for exercising stock options, the amount of compensation cost for future service that the Company has not yet recognized, and the amount of tax benefits that would be recorded in capital surplus, if the options were exercised and the stock units and performance-based restricted stock had vested.

Note M—Business Segments

The Company, which aggregates its operating segments based on the nature of services, has three reportable segments: temporary and consultant staffing, permanent placement staffing, and risk consulting and internal audit services. The temporary and consultant segment provides specialized staffing in the accounting and finance, administrative and office, information technology, legal, advertising, marketing and web design fields. The permanent placement segment provides full-time personnel in the accounting, finance, administrative and office, and information technology fields. The risk consulting segment provides business and technology risk consulting and internal audit services.

The accounting policies of the segments are set forth in Note A—Summary of Significant Accounting Policies. The Company evaluates performance based on income or loss from operations before net interest income, intangible amortization expense, and income taxes.

The following table provides a reconciliation of revenue and operating income (loss) by reportable segment to consolidated results (in thousands):

YEARS ENDED DECEMBER 31,	2010	2009	2008
Net service revenues			
Temporary and consultant staffing	$ 2,568,255	$ 2,471,132	$ 3,626,183
Permanent placement staffing	221,219	181,856	427,499
Risk consulting and internal audit services	385,619	383,559	546,872
	$ 3,175,093	$ 3,036,547	$ 4,600,554
Operating income (loss)			
Temporary and consultant staffing	$ 108,443	$ 104,521	$ 348,963
Permanent placement staffing	17,502	(6,973)	60,482
Risk consulting and internal audit services	(10,945)	(30,768)	7,287
	115,000	66,780	416,732
Amortization of intangible assets	411	1,460	2,617
Interest income, net	(579)	(1,443)	(5,161)
Income before income taxes	$ 115,168	$ 66,763	$ 419,276

The Company does not report total assets by segment. The following tables represent identifiable assets by business segment (in thousands):

DECEMBER 31,	2010	2009	2008
Accounts receivable			
Temporary and consultant staffing	$ 296,722	$ 257,918	$ 348,946
Permanent placement staffing	59,952	43,815	58,538
Risk consulting and internal audit services	88,070	82,082	111,541
	$ 444,744	$ 383,815	$ 519,025

DECEMBER 31,	2010	2009	2008
Goodwill			
Temporary and consultant staffing	$ 134,653	$ 134,780	$ 134,091
Permanent placement staffing	26,568	26,579	26,323
Risk consulting and internal audit services	28,566	27,977	27,116
	$ 189,787	$ 189,336	$ 187,530

The Company operates internationally, with operations in North America, South America, Europe, Asia and Australia. The following tables represent revenues and long-lived assets by geographic location (in thousands):

YEARS ENDED DECEMBER 31,	2010	2009	2008
Net service revenues			
Domestic	$ 2,263,316	$ 2,161,826	$ 3,278,594
Foreign	911,777	874,721	1,321,960
	$ 3,175,093	$ 3,036,547	$ 4,600,554

DECEMBER 31,	2010	2009	2008
Assets, long-lived			
Domestic	$ 86,689	$ 101,034	$ 113,474
Foreign	16,962	23,624	32,225
	$ 103,651	$ 124,658	$ 145,699

Note N—Quarterly Financial Data (Unaudited)

The following tabulation shows certain quarterly financial data for 2010 and 2009 (in thousands, except per share amounts):

	Quarter				
2010	1	2	3	4	Year Ended December 31,
Net service revenues	$ 737,173	$ 769,090	$ 817,258	$ 851,572	$ 3,175,093
Gross margin	$ 268,128	$ 289,858	$ 309,140	$ 326,907	$ 1,194,033
Income before income taxes	$ 12,265	$ 22,387	$ 37,268	$ 43,248	$ 115,168
Net income	$ 8,475	$ 12,181	$ 20,623	$ 24,790	$ 66,069
Net income available to common stockholders	$ 7,626	$ 11,660	$ 20,099	$ 24,144	$ 63,729
Basic net income per share	$ .05	$ .08	$ .14	$ .17	$ .45
Diluted net income per share	$ .05	$ .08	$ .14	$ .17	$ .44

	Quarter				
2009	1	2	3	4	Year Ended December 31,
Net service revenues	$ 823,325	$ 749,887	$ 725,912	$ 737,423	$ 3,036,547
Gross margin	$ 293,728	$ 265,057	$ 266,411	$ 278,483	$ 1,103,679
Income before income taxes	$ 16,680	$ 10,225	$ 17,419	$ 22,439	$ 66,763
Net income	$ 8,788	$ 5,416	$ 9,531	$ 13,528	$ 37,263
Net income available to common stockholders	$ 8,308	$ 4,801	$ 8,988	$ 12,969	$ 35,067
Basic net income per share	$ .06	$ .03	$ .06	$ .09	$ .24
Diluted net income per share	$ .06	$ .03	$ .06	$ .09	$ .24

Note O—Subsequent Events

On February 9, 2011, the Company announced a quarterly dividend of $.14 per share to be paid to all shareholders of record on February 25, 2011. The dividend will be paid on March 15, 2011.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Robert Half International Inc.:

In our opinion, the accompanying consolidated statements of financial position and the related consolidated statements of operations, stockholders' equity and cash flows present fairly, in all material respects, the financial position of Robert Half International Inc., and its subsidiaries at December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

San Francisco, California
February 17, 2011

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended). Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2010, using criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and concluded that the Company maintained effective internal control over financial reporting as of December 31, 2010.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2010, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included herein.

Comparative Performance Graphs

Notwithstanding anything to the contrary set forth in any of the Company's previous or future filings under the Securities Act of 1933 or the Securities Exchange Act of 1934 that might incorporate by reference this Annual Report or future filings with the Securities and Exchange Commission, in whole or in part, the following Performance Graphs and any similar performance graph herein shall not be deemed to be incorporated by reference into any such filings.

The following graphs compare, through December 31, 2010, the cumulative total return of the Company's Common Stock, an index of certain publicly traded employment services companies, and the S&P 500.

The graphs assume the investment of $100 at the beginning of the periods depicted in the charts and reinvestment of all dividends. The information presented in the graphs was obtained by the Company from outside sources it considers to be reliable but has not been independently verified by the Company.

Comparison of Cumulative Three-Year Total Return



$150
$100
$50
$0
12/31/2007
12/31/2008
12/31/2009
12/31/2010
Robert Half International Inc.
S&P 500 Index
Peer Group

Comparison of Cumulative Five-Year Total Return



$150
$100
$50
$0
12/31/2005
12/31/2006
12/31/2007
12/31/2008
12/31/2009
12/31/2010
Robert Half International Inc.
S&P 500 Index
Peer Group

Comparison of Cumulative Ten-Year Total Return



$200
$150
$100
$50
$0
12/31/2000
12/31/2001
12/31/2002
12/31/2003
12/31/2004
12/31/2005
12/31/2006
12/31/2007
12/31/2008
12/31/2009
12/31/2010
Robert Half International Inc.
S&P 500 Index
Peer Group

Corporate Directory

Board of Directors

Andrew S. Berwick, Jr.
President and Chief Executive Officer of Berwick–Pacific Corporation, a real estate development company

Edward W. Gibbons
Private investor and former owner and president of Gibbons & Co., Inc., a private merchant banking firm

Harold M. Messmer, Jr.
Chairman of the Board and Chief Executive Officer of Robert Half International

Barbara J. Novogradac
President of Novogradac Investment Company, a private real estate investment company

Robert J. Pace
Retired partner and Managing Director of Goldman Sachs, a global investment banking and securities firm

Frederick A. Richman
Consultant to Deloitte Tax LLP

J. Stephen Schaub
President of J. S. Schaub & Co., Inc., a firm engaged in investments and financial consulting

M. Keith Waddell
Vice Chairman of the Board, President and Chief Financial Officer of Robert Half International

---

Corporate Headquarters
2884 Sand Hill Road
Menlo Park, California 94025
(650) 234-6000

Registrar and Stock Transfer Agent
BNY Mellon Shareowner Services
480 Washington Boulevard
Jersey City, New Jersey 07310
(800) 676-0894
(800) 231-5469 (TDD)
(201) 680-6578 (Foreign Shareholders)
(201) 680-6610 (TDD Foreign Shareholders)
www.bnymellon.com/shareowner/isd

Management

EXECUTIVE OFFICERS

Harold M. Messmer, Jr.
Chairman of the Board and Chief Executive Officer

M. Keith Waddell
Vice Chairman of the Board, President and Chief Financial Officer

Paul F. Gentzkow
President and Chief Operating Officer – Staffing Services

Robert W. Glass
Executive Vice President, Corporate Development

Michael Buckley
Executive Vice President, Chief Administrative Officer and Treasurer

Steven Karel
Executive Vice President, Secretary and General Counsel

OFFICERS

Evelyn Crane-Oliver
Senior Vice President and Associate General Counsel

Lex Doherty
Senior Vice President and Corporate Controller

Ken Gitlin
Senior Vice President, Operational Support

Kathryn Krebs
Senior Vice President, Human Resources and Compensation

Sean Perry
Chief Information Officer

Reesa M. Staten
Senior Vice President, Corporate Communications

Paula Streit
Senior Vice President, Operational Finance and Accounting

Elena West
Senior Vice President, Marketing

Form 10-K

The Company's Form 10-K Annual Report to the Securities and Exchange Commission may be obtained free of charge online at www.rhi.com or upon written request to:

Secretary
Robert Half International
2884 Sand Hill Road
Menlo Park, California 94025

Market for Registrant's Common Equity and Related Stockholder Matters

The Company's Common Stock is listed for trading on the New York Stock Exchange under the symbol "RHI". On January 31, 2011, there were 4,288 holders of record of the Common Stock.

Following is a list by fiscal quarters of the sales prices of the stock:

2010	HIGH	LOW
4th Quarter	$31.04	$25.05
3rd Quarter	$26.50	$21.16
2nd Quarter	$32.25	$22.51
1st Quarter	$31.76	$25.86

2009	HIGH	LOW
4th Quarter	$27.40	$21.91
3rd Quarter	$28.06	$20.24
2nd Quarter	$24.96	$16.95
1st Quarter	$21.45	$14.06

Cash dividends of $.13 per share were declared and paid in each quarter of 2010. Cash dividends of $.12 per share were declared and paid in each quarter of 2009.

Robert Half International is an Equal Opportunity Employer.


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Cover 115# White Pearl Neenah Classic Linen Cover

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Photo credit Page 13: Joseph Gdjunis of JPG Photography

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Robert Half International

A Global Leader in Professional Services Since 1948

rhi.com

2884 Sand Hill Road
Menlo Park, California 94025
Tel. (650) 234-6000